   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 2001

                                               REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                SPX CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 3429                                38-1016240
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                            700 TERRACE POINT DRIVE
                               MUSKEGON, MI 49440
                                 (231) 724-5000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                          CHRISTOPHER J. KEARNEY, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                SPX CORPORATION
                            700 TERRACE POINT DRIVE
                               MUSKEGON, MI 49440
                                 (231) 724-5000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:
                              STUART GELFOND, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000
                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM OFFERING       PROPOSED MAXIMUM
TITLE OF SECURITIES TO BE REGISTERED  AMOUNT TO BE REGISTERED(1)    PRICE PER SECURITY(2)    AGGREGATE OFFERING PRICE(2)
------------------------------------------------------------------------------------------------------------------------
Liquid Yield Option(TM) Notes due
  2021......                                $994,750,000                  55.668%                  $553,757,430
------------------------------------------------------------------------------------------------------------------------
Common Shares, nominal value U.S.
  $.20 per share...                             (3)                          --                         --
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

------------------------------------  ----------------
------------------------------------  ----------------
                                         AMOUNT OF
TITLE OF SECURITIES TO BE REGISTERED  REGISTRATION FEE
------------------------------------  ----------------
Liquid Yield Option(TM) Notes due
  2021......                              $138,440
-----------------------------------------------------------------------
Common Shares, nominal value U.S.
  $.20 per share...                         (3)
----------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

 (TM) Trademark of Merrill Lynch & Co., Inc.
(1) The LYONs were issued at an original price of $579.12 per $1,000 principal amount at maturity, which represents an aggregate initial issue price of $576,079,620 and an aggregate principal amount at maturity of $994,750,000.
(2) This estimate is made pursuant to Rule 457(c) of the Securities Act solely for purposes of determining the registration fee. The above calculation is based on the average of the bid and ask prices for the Registrant's LYONs in secondary market transactions executed by the Merrill Lynch of the LYONs on February 27, 2001, as reported to the Registrant by the Merrill Lynch.
(3) Includes such indeterminate number of common shares as shall be issuable upon conversion and/or purchase by the Registrant of the LYONs registered hereby, which are not subject to an additional registration fee pursuant to Rule 457(i) under the Securities Act.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2001

PROSPECTUS

                                  $994,750,000

                                SPX CORPORATION

                     LIQUID YIELD OPTION(TM) NOTES DUE 2021
                              (ZERO COUPON-SENIOR)
                                      AND
                          COMMON SHARES ISSUABLE UPON
                    CONVERSION AND/OR PURCHASE OF THE LYONS

    We issued the LYONs in a private placement in February 2001 at an issue price of $579.12 per LYON (57.912% of the principal amount at maturity). Selling securityholders will use this prospectus to resell their LYONs and the common stock issuable upon conversion, and/or purchase by us, of their LYONs. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable. Instead, on February 6, 2021, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 2.75% per year, calculated from February 6, 2001 excluding any contingent interest. The LYONs will rank equal in right of payment to all existing and future unsecured and unsubordinated indebtedness of SPX.

                          CONVERTIBILITY OF THE LYONS:

    Holders may convert each of their LYONs into 4.8116 shares of our common stock, subject to adjustment: (1) during any calendar quarter commencing after March 31, 2001 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage, initially 135% and declining .3125% each quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of the preceding calendar quarter, (2) during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is at or below a specified level, (3) if such LYONs have been called for redemption or (4) upon the occurrence of certain corporate transactions described in this prospectus. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the conversion rate. Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SPW." On February 27, 2001, the last reported sale price of our common stock on the NYSE was $98.00.

                              CONTINGENT INTEREST:

    We will pay contingent interest to the holders of LYONs during any six-month period commencing after February 6, 2006 if the average market price of a LYON for a measurement period preceding such six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON. The contingent interest payable per LYON in respect of any quarterly period will equal the greater of .0625% of the average market price of a LYON for the measurement period or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the conversion rate. For United States federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected United States federal income tax consequences relevant to the LYONs beginning on page 56.

           PURCHASE OF THE LYONS BY SPX AT THE OPTION OF THE HOLDER:

    Holders may require us to purchase all or a portion of their LYONs on February 6, 2004, at a price of $628.57 per LYON, on February 6, 2006, at a price of $663.86 per LYON, or on February 6, 2011, at a price of $761.00 per LYON. We may choose to pay the purchase price in cash or in common stock or a combination of cash and common stock. In addition, upon a change in control of SPX occurring on or before February 6, 2006, each holder may require us to repurchase for cash all or a portion of such holder's LYONs.

                 REDEMPTION OF THE LYONS AT THE OPTION OF SPX:

    We may redeem all or a portion of the LYONs at any time on or after February 6, 2006 at the prices set forth in "Description of LYONs -- Redemption at the Option of SPX."
                            ------------------------

     INVESTING IN THE LYONS INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 12 OF THIS PROSPECTUS.
                            ------------------------

    We will not receive any of the proceeds from the sale of the LYONs or the common shares by any of the selling securityholders. The LYONs and the common shares may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or common shares as principals, any profits received by such broker-dealers on the resale of the LYONs or common shares, may be deemed to be underwriting discounts or commissions under the Securities Act.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is February 28, 2001.

(TM) TRADEMARK OF MERRILL LYNCH & CO., INC.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    i
Forward Looking Information.................................   ii
Summary.....................................................    1
Risk Factors................................................   12
Use of Proceeds.............................................   17
Ratio of Earnings to Fixed Charges..........................   17
Selected Consolidated Financial Data........................   18
The Company.................................................   21
Description of LYONs........................................   25
Description of Our Credit Facility..........................   40
Description of Our Capital Stock............................   42
Certain United States Federal Income Tax Consequences.......   45
Selling Securityholders.....................................   50
Plan of Distribution........................................   52
Legal Matters...............................................   53
Experts.....................................................   54

                      WHERE YOU CAN FIND MORE INFORMATION

     SPX files annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

   Public Reference Room         North East Regional Office       Midwest Regional Office
   450 Fifth Street, N.W.           7 World Trade Center          500 West Madison Street
         Room 1024                       Suite 1300                      Suite 1400
   Washington, D.C. 20549         New York, New York 10048        Chicago, Illinois 60661

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like SPX, who file electronically with the SEC. The address of that site is www.sec.gov.

     You can also inspect reports, proxy statements and other information about SPX at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104 and 618 South Spring Street, Los Angeles, California 90014.

     The SEC allows us to "incorporate by reference" into this prospectus certain information, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that SPX has previously filed with the SEC. These documents contain important information about SPX and its finances.

SPX SEC FILINGS (FILE NO. 1-06948)                               PERIOD
----------------------------------                               ------
Annual Report on Forms 10-K....................  Fiscal year ended December 31, 1999
Quarterly Reports on Forms 10-Q................  Quarterly periods ended March 31, 2000,
                                                 June 30, 2000 and September 30, 2000

     All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the LYONs and common stock under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

     You may request a copy of these filings at no cost, by writing or calling SPX at the following address or telephone number:

        Investor Relations
        SPX Corporation
        700 Terrace Point Drive
        Muskegon, MI 49440
        Tel (231) 724-5000, Fax (231) 724-5302

     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

     Our subsidiary Inrange Technologies Corporation completed its initial public offering on September 27, 2000. Inrange's common stock is traded on the Nasdaq National Market under the symbol "INRG." You may obtain information about Inrange from the SEC at the addresses specified above.

     We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                          FORWARD LOOKING INFORMATION

     Some of the statements under "Summary" and elsewhere in this prospectus and any documents incorporated by reference constitute "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform of 1995. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward looking statements. In some cases, you can identify forward looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially because of market conditions in our industries or other factors. Moreover, we do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. We have no duty to update any of the forward looking statements after the date of this prospectus to conform them to actual results. All of the forward looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" in this document, "Other Matters" in "Management's Discussion and Analysis of Financial Conditions and Results of Operations" of our 2000 Forms 10-Q and "Factors That May Affect Future Results" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our most recent Form 10-K, which describe risks and factors that could cause results to differ materially from those projected in such forward looking statements.

     We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on the company's businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward looking statements. Accordingly, forward looking statements should not be relied upon as a prediction of actual results. In addition, management's estimates of future operating results are based on the current complement of businesses, which is constantly subject to change as management implements its fix, sell or grow strategy.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. Market information is generally based on company generated estimates and not third party sources. References in this prospectus to "SPX," "the company," "we," "us" and "our" refer to SPX Corporation and its consolidated subsidiaries, unless otherwise specified.

                                      SPX

     We are a global multi-industry company that is focused on profitably growing our businesses that have scale and growth potential, enabling us to continue to grow sales, earnings and cash flow. Our strategy is to create market advantages through product and technology leadership, by expanding our service offerings to full customer solutions and by building critical mass through strategic acquisitions.

     We are a global provider of technical products and systems, industrial products and services, service solutions, and vehicle components. Our products include storage area network, fire detection and building life-safety products, TV and radio broadcast antennas and towers, transformers, substations and industrial mixers and valves. Our products and services also include specialty service tools, diagnostic systems, service equipment, technical information services and vehicle components. With over 14,000 employees worldwide, we are a multinational corporation with operations in 19 countries.

     Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SPW."

                              RECENT DEVELOPMENTS

     On February 13, 2001, we announced our results for the fourth quarter and the full year 2000. We reported fourth quarter earnings per share of $1.56 which included a $5.4 million pretax special charge ($3.1 million after-tax) or $0.10 per share, for costs associated with restructuring.

     Our reported full year earnings per share was $5.97 and included: gains totaling $121.2 million ($71.6 million after-tax) or $2.26 per share, associated with our initial public offering of shares of our Inrange Technologies subsidiary and our favorable settlement of our patent infringement suit against American Power Conversion Corporation; special charges in the amount of $90.9 million ($53.7 million after-tax) or $1.69 per share, and other charges of $12.3 million ($7.3 million after-tax) or $0.23 per share for charges included in cost of goods sold; and a $15.0 million ($8.8 million after-tax), or $0.28 per share, extraordinary charge for the early extinguishment of debt related to the refinancing of the company's $1.3 billion credit facility during the first quarter.

REVENUE

     Our fourth quarter reported revenues were $710.9 million compared to our fourth quarter 1999 revenues of $725.1 million. Our reported 2000 annual revenues were $2.679 billion compared to $2.712 billion. Both fourth quarter and annual revenues for 1999 include the results of Best Power which we sold on December 30, 1999.

     The change in revenue by segment is summarized for the fourth quarter and full year as follows:

                                                              FOURTH QUARTER    FULL YEAR
                                                                   2000           2000
REVENUE INCREASE (DECREASE) BY SEGMENT                           REPORTED       REPORTED
--------------------------------------                        --------------    ---------
Technical Products and Systems..............................      (10.5)%         (18.8)%
Industrial Products and Services............................       18.9%           16.3%
Service Solutions...........................................      (13.2)%           0.4%
Vehicle Components..........................................      (10.9)%          (6.9)%
Consolidated................................................       (2.0)%          (1.2)%

     Technical Products and Systems: The decrease in reported revenues was the result of our sale of Best Power in December 1999. Excluding the impact of Best Power on revenue in this segment, the Technical Products and Systems segment reported strong growth largely driven by the revenues from Inrange's FC/9000 fibre channel director that continues to gain significant traction in its markets. International demand for fire detection and building life-safety products, increased domestic demand from the renovation market for building life-safety system service, and sales of vending machines used by the United States Postal Service also added to growth in this segment.

     Industrial Products and Services: Double-digit fourth quarter reported revenue growth of 18.9% in the Industrial Products and Services segment was primarily the result of our acquisitions of North American Transformer in September 1999 and Fenner Fluid Power in March 2000 and strong international sales of laboratory equipment and sales of medium-power transformers. Partially offsetting these improvements was softness in the pulp and paper, chemical and petrochemical and other process end markets.

     Service Solutions: Timing of several specialty tool programs, including the Worldwide Diagnostic System (WDS) for Ford ($55 million) and emissions programs included in 1999 revenues, explain the year over year comparison.

     Vehicle Components: In the vehicle components segment, a decline in revenues from the forging business and overall softness in auto production were partially offset by new orders for P-2000 die-castings. Reported revenues were lower primarily due to the sale of Acutex in 1999.

OPERATING MARGINS

     Our fourth quarter operating margins before special charges improved by 120 points to 14.8%, compared to 13.6% for our fourth quarter 1999. Our operating margins for the full year before special and other charges improved 120 points to 14.2% as a result of our actions to properly size the business and contain costs, offset by plant start up costs and volume related margin pressure in the vehicle components segment.

                                                       FOURTH QUARTER        FULL YEAR
                                                            2000               2000
                                                       ---------------     -------------
OPERATING MARGIN BY SEGMENT(1)                         2000      1999      2000     1999
------------------------------                         -----     -----     ----     ----
Technical Products and Systems.......................  20.0%     17.5%     18.8%    15.5%
Industrial Products and Services.....................  19.4%     19.1%     18.6%    18.0%
Service Solutions....................................   9.7%      9.4%     10.1%     8.8%
Vehicle Components...................................  10.6%     14.4%     12.2%    14.0%
Consolidated.........................................  14.8%     13.6%     14.2%    13.0%

---------------
(1) Excludes special and other charges.

CASH FLOW

     We generated EBIT ("Earnings Before Interest and Taxes") of $112.8 million and EBITDA ("Earnings Before Interest, Taxes, Depreciation and Amortization") of $140.2 million before unusual items for the fourth quarter 2000, compared to EBIT of $99.7 million and EBITDA of $125.9 million before unusual items for the fourth quarter 1999.

     Before unusual items, our fourth quarter 2000 EBITDA margins were 19.7%, compared to 17.4% for our fourth quarter 1999. For the full year, we generated EBIT of $412.6 million and EBITDA of $523.5 million before unusual items compared to EBIT of $381.4 million and EBITDA of $486.8 million before unusual items for the full year 1999.

     During the quarter, we purchased 743,200 shares of our stock in the open market for a total consideration of $88.7 million. This brings the total number of our shares purchased during the year to 1.3 million for a total consideration of $138.8 million.

     During the year we completed several business investments including 21 acquisitions for $220.8 million.

     Our net debt increased $186 million for the year.

                                SPX CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                    THREE MONTHS ENDED     {TWELVE MONTHS ENDED
                                                       DECEMBER 31,            DECEMBER 31,
                                                    -------------------    --------------------
                                                      2000       1999        2000        1999
                                                    --------    -------    --------    --------
                                                        (UNAUDITED)
                                                      ($ IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues..........................................  $  710.9    $ 725.1    $2,678.9    $2,712.3
Costs and expenses:
  Cost of products sold...........................     470.0      486.1     1,776.7     1,809.8
  Selling, general and administrative.............     125.3      129.5       495.2       508.3
  Goodwill/intangible amortization................      10.6       11.0        40.0        42.4
  Special charges.................................       5.4       12.2        90.9        38.4
                                                    --------    -------    --------    --------
     Operating income.............................      99.6       86.3       276.1       313.4
Gain on issuance of Inrange stock.................        --         --        98.0          --
Other expense income, net.........................       0.4       16.2        22.2        64.3
Equity in earnings of EGS.........................       7.4        8.9        34.3        34.7
Interest expense, net.............................     (24.4)     (26.9)      (95.0)     (117.6)
                                                    --------    -------    --------    --------
     Income before income taxes...................      83.0       84.5       335.6       294.8
Provision for income taxes........................     (33.7)     (93.6)     (137.3)     (187.3)
Income before loss on early extinguishment of
  debt............................................      49.3       (9.1)      198.3       107.5
Loss on early extinguishment of debt, net of
  tax.............................................        --       (6.0)       (8.8)       (6.0)
                                                    --------    -------    --------    --------
Net income........................................  $   49.3    $ (15.1)   $  189.5    $  101.5
                                                    ========    =======    ========    ========
Basic income per share of common stock
  Income before loss on early extinguishment of
     debt.........................................  $   1.61    $ (0.30)   $   6.44    $   3.50
  Loss on early extinguishment of debt............        --      (0.19)      (0.29)      (0.20)
                                                    --------    -------    --------    --------
  Net income per share............................  $   1.61    $ (0.49)   $   6.15    $   3.30
                                                    ========    =======    ========    ========
Weighted average number of common shares
  outstanding.....................................    30.561     31.032      30.796      30.765
Diluted income per share of common stock
  Income before loss on early extinguishment of
     debt.........................................  $   1.56    $ (0.30)   $   6.25    $   3.46
  Loss on early extinguishment of debt............        --      (0.19)      (0.28)      (0.19)
                                                    --------    -------    --------    --------
  Net income per share............................  $   1.56    $ (0.49)   $   5.97    $   3.27
                                                    ========    =======    ========    ========
Weighted average number of common shares
  outstanding.....................................    31.629     31.032      31.751      31.055

                                SPX CORPORATION

                  STATEMENTS OF OPERATING INCOME BY SEGMENT**

                                         THREE MONTHS ENDED             TWELVE MONTHS ENDED
                                            DECEMBER 31,                    DECEMBER 31,
                                         ------------------             --------------------
                                          2000       1999        %        2000        1999        %
                                         -------    -------    -----    --------    --------    -----
                                            (UNAUDITED)
                                                               ($ IN MILLIONS)
TECHNICAL PRODUCTS AND SYSTEMS
Revenues...............................  $180.0     $201.1     (10.5)%   $634.0      $781.1     (18.8)%
Gross profit...........................    87.4       86.2                287.1       319.1
Selling, general & administrative......    49.9       49.2                164.2       190.6
Goodwill/intangible amortization.......     1.5        1.8                  3.8         7.3
                                         ------     ------               ------      ------
Operating income.......................  $ 36.0     $ 35.2       2.3%    $119.1      $121.2      (1.7)%
                                         ======     ======               ======      ======
as a percent of revenues...............    20.0%      17.5%                18.8%       15.5%
INDUSTRIAL PRODUCTS AND SERVICES
Revenues...............................  $273.9     $230.3      18.9%    $982.9      $844.9      16.3%
Gross profit...........................    94.3       84.9                350.7       306.3
Selling, general & administrative......    38.7       38.4                158.0       145.2
Goodwill/intangible amortization.......     2.5        2.6                 10.1         8.9
                                         ------     ------               ------      ------
Operating income.......................  $ 53.1     $ 43.9      20.9%    $182.6      $152.2      20.0%
                                         ======     ======               ======      ======
as a percent of revenues...............    19.4%      19.1%                18.6%       18.0%
SERVICE SOLUTIONS
Revenues...............................  $177.7     $204.7     (13.2)%   $702.1      $699.6       0.4%
Gross profit...........................    42.5       48.9                198.0       191.9
Selling, general & administrative......    21.1       25.6                110.8       113.8
Goodwill/intangible amortization.......     4.2        4.1                 16.5        16.4
                                         ------     ------               ------      ------
Operating income.......................  $ 17.2     $ 19.2     (10.4)%   $ 70.7      $ 61.7      14.6%
                                         ======     ======               ======      ======
as a percent of revenues...............     9.7%       9.4%                10.1%        8.8%
VEHICLE COMPONENTS
Revenues...............................  $ 79.3     $ 89.0     (10.9)%   $359.9      $386.7      (6.9)%
Gross profit...........................    16.7       21.8                 78.7        88.0
Selling, general & administrative......     5.9        6.5                 25.3        24.1
Goodwill/intangible amortization.......     2.4        2.5                  9.6         9.8
                                         ------     ------               ------      ------
Operating income.......................  $  8.4     $ 12.8     (34.4)%   $ 43.8      $ 54.1     (19.0)%
                                         ======     ======               ======      ======
as a percent of revenues...............    10.6%      14.4%                12.2%       14.0%
Corporate expenses.....................  $  9.7     $ 12.6               $ 36.9      $ 37.4

---------------
** Operating Income for the three months ended December 31, 2000 and 1999 does not include special charges of $5.4 and $12.2, respectively. Operating income for the twelve months ended December 31, 2000 and 1999 does not include special and other charges of $103.2 and $38.4, respectively.

                        SPX CORPORATION AND SUBSIDIARIES

                          SELECTED BALANCE SHEET DATA

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  2000            1999
                                                              ------------    ------------
                                                                    ($ IN MILLIONS)
ASSETS
  Total assets                                                  $3,164.6        $2,846.0
                                                                ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Total current liabilities                                        637.1           657.2
  Total long-term liabilities                                    1,891.1         1,636.5
  Total shareholders' equity                                       608.2           552.3
                                                                --------        --------
  Total liabilities and shareholders' equity                    $3,164.6        $2,846.0
                                                                ========        ========

                        SPX CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                              TWELVE MONTHS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
                                                                ($ IN MILLIONS)
Cash flows from operating activities:
  Net income................................................  $ 189.5     $ 101.5
  Adjustments to reconcile net income to net cash from
     operating activities --
     Special charges........................................     90.9        38.4
     Earnings of EGS, net of distributions..................      0.3        (3.2)
     Loss on early extinguishment of debt, net of tax.......      8.8         6.0
     Gain on Sale of Inrange stock..........................    (98.0)         --
     Gain on business divestitures..........................       --       (55.5)
     Deferred income taxes..................................    107.6        68.1
     Depreciation...........................................     64.3        63.0
     Amortization of goodwill and intangibles...............     46.6        42.4
     Employee benefits......................................    (38.1)      (27.2)
     Other, net.............................................    (10.0)       (2.9)
Changes in operating assets and liabilities, net of effects
  from acquisitions and divestitures:
  Accounts receivable.......................................    (46.8)      (54.2)
  Inventories...............................................     (2.8)      (28.6)
  Accounts payable, accrued expenses and other..............    (79.6)       64.0
                                                              -------     -------
Net cash from operating activities before taxes on sale of
  Best Power................................................    232.7       211.8
Taxes paid on the sale of Best Power........................    (69.0)         --
                                                              -------     -------
                                                                163.7       211.8
Cash flows from (used in) investing activities:
  Business divestitures.....................................       --       331.2
  Business acquisitions and investments.....................   (220.8)      (96.4)
  Capital expenditures......................................   (123.3)     (102.0)
  Other, net................................................    (10.2)       15.7
                                                              -------     -------
Net cash (used in) investing activities.....................   (354.3)      148.5
Cash flows from (used in) financing activities:
  Net borrowings under revolving credit agreement...........    155.0        30.0
  Borrowings under other debt agreements....................    509.9          --
  Payments under other debt agreements......................   (484.0)     (430.9)
  Proceeds from Issuance of Inrange Stock...................    128.2          --
  Treasury stock purchased..................................   (138.8)         --
  Issuance of treasury stock................................       --        39.0
  Common stock issued under stock incentive programs........     15.2        10.1
                                                              -------     -------
Net cash from (used in) financing activities................    185.5      (351.8)
                                                              -------     -------
Net (decrease) in cash and equivalents......................     (5.1)        8.5
Cash and equivalents, beginning of period...................     78.8        70.3
                                                              -------     -------
Cash and equivalents, end of period.........................  $  73.7     $  78.8
                                                              =======     =======

                                  THE OFFERING

LYONs.........................   $994,750,000 aggregate principal amount at
                                 maturity of LYONs due February 6, 2021. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable.
                                 Each LYON was issued at a price of $579.12 per LYON and a principal amount at maturity of $1,000.

Maturity of LYONs.............   February 6, 2021.

Yield to Maturity of LYONs....   2.75% per year (computed on a semi-annual bond
                                 equivalent basis) calculated from February 6, 2001 excluding any contingent interest.

Conversion Rights.............   For each LYON surrendered for conversion, a
                                 holder will receive 4.8116 shares of our common stock. The conversion rate will be adjusted for certain reasons specified in the indenture, but will not be adjusted for accrued original issue discount. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid by the shares of common stock received by the holder on conversion.

                                 Holders may surrender LYONs for conversion into shares of common stock in any calendar quarter commencing after March 31, 2001, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 135% and declining .3125% per quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon a conversion of a LYON on that day.

                                 Holders may also surrender a LYON for
                                 conversion during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is B3 or B-, respectively, or lower.

                                 LYONs or portions of LYONs in integral
                                 multiples of $1,000 principal amount at
                                 maturity called for redemption may be
                                 surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a significant distribution to our stockholders or if we are a party to certain consolidations, mergers or binding share exchanges, LYONs may be surrendered for conversion as provided in "Description of LYONs -- Conversion Rights." The ability to surrender LYONs for conversion will expire at the close of business on February 6, 2021. See "Certain United States Federal Income Tax Consequences" and "Description of LYONs -- Conversion Rights."

Original Issue Discount.......   We issued the LYONs at an issue price
                                 significantly below the principal amount at maturity of the LYONs. This original issue discount will accrue daily at a rate of 2.75% per year beginning on

                                 February 6, 2001, calculated on a semiannual bond equivalent basis, using a 360-day year comprised of twelve 30-day months. The accrual of imputed interest income, also referred to as tax original issue discount, as calculated for United States federal income tax purposes, will exceed the accrued original issue discount. See "Certain United States Federal Income Tax Consequences -- Accrual of Interest on the LYONs."

Contingent Interest...........   We will pay contingent interest to the holders
                                 of LYONs during any six-month period from February 6 to August 5 and from August 6 to
                                 February 5, commencing February 6, 2006, if the average market price of a LYON for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the second trading day immediately preceding such record date.

                                 The amount of contingent interest payable per LYON in respect of any quarterly period will equal the greater of .0625% of such average market price of a LYON for the five trading day period referred to above or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON.

                                 Contingent interest, if any, will accrue and be payable to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holders of LYONs as of the record date for the related common stock dividend. Such payments will be paid on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, on the payment date of the related common stock dividend. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

Ranking.......................   The LYONs are unsecured and unsubordinated
                                 obligations and rank equal in right of payment to all our existing and future unsecured and unsubordinated indebtedness. However, the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries and to our obligations that are secured to the extent of the security.

                                 As of December 31, 2000, we had approximately $1.3 billion of total indebtedness outstanding, substantially all of which was secured indebtedness. As of December 31, 2000, substantially all of our subsidiaries had guaranteed all of our indebtedness under our credit facility and were obligated under a substantial portion of our other indebtedness. See "Risk Factors -- The LYONs are structurally subordinated. This may affect your ability to receive payments on the LYONs."

Tax Original Issue Discount...   The LYONs are debt instruments subject to the
                                 United States federal income tax contingent payment debt regulations. You should be aware that, even if we do not pay any cash interest
                                 (including any contingent interest) on the LYONs, you will be required to include interest in your gross income for United States federal income tax purposes. This imputed interest, also referred to as tax original issue discount, will accrue at a rate equal to 9.625% per year, computed on a semiannual bond equivalent basis, which represents the yield on our noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs.
                                 The rate at which the tax original issue discount will accrue for United States federal income tax purposes will exceed the stated yield of 2.75% for the accrued original issue discount.

                                 You will also recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See "Certain United States Federal Income Tax Consequences."

Sinking Fund..................   None.

Redemption of LYONs at the
Option of SPX.................   We may redeem all or a portion of the LYONs for
                                 cash at any time on or after February 6, 2006, at the redemption prices set forth in this prospectus. See "Description of
                                 LYONs -- Redemption of LYONs at the Option of
                                 SPX."

Purchase of LYONs at the
Option of the Holder..........   Holders may require us to purchase all or a
                                 portion of their LYONs on February 6, 2004, for a price equal to $628.57 per LYON, on February
                                 6, 2006, for a price equal to $663.86 per LYON, and on February 6, 2011, for a price equal to $761.00 per LYON. We may choose to pay the purchase price in cash or in shares of common stock or a combination of cash and common stock. See "Description of LYONs -- Purchase of
                                 LYONs at the Option of the Holder."

Change in Control.............   Upon a change in control of SPX occurring on or
                                 before February 6, 2006, each holder may require us to repurchase all or a portion of such holder's LYONs for cash at a price equal to 100% of the issue price for such LYONs plus accrued original issue discount to the date of repurchase. See "Description of LYONs -- Change in Control Permits Purchase of LYONs by SPX at the Option of the Holder."

Optional Conversion to
Semi-annual Coupon Notes Upon
  Tax Event...................   After the occurrence of a Tax Event, as defined
                                 below, we will have the option to convert the LYONs to notes on which we will pay interest in cash semi-annually. In such cases, interest will accrue at a rate of 2.75% per year on a restated principal amount equal to the issue price of the LYONs plus accrued original issue discount to the option exercise date. Interest will be computed on the basis of a 360-day year of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In such event, the redemption price, purchase price and change in control purchase price will be adjusted, and contingent interest will cease to accrue on the LYONs. Exercise of this option by us will not affect a holder's conversion rights. See
                                 "Description of LYONs -- Optional Conversion to
                                 Semiannual Coupon Notes Upon Tax Event."

Use of Proceeds...............   We will not receive any of the proceeds from
                                 the sale by any selling securityholder of the LYONs or the common shares. See "Use of Proceeds."

DTC Eligibility...............   The LYONs have been issued in book-entry form
                                 and are represented by permanent global
                                 certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of LYONs -- Book-Entry System."

Trading Symbol for our Common
  Stock.......................   Our common stock is traded on the New York
                                 Stock Exchange and the Pacific Stock Exchange under the symbol "SPW."

                                  RISK FACTORS

     Prospective investors should carefully consider the following information with the other information contained in this prospectus before purchasing the LYONs.

                         RISKS RELATED TO THIS OFFERING

AN ACTIVE TRADING MARKET FOR LYONS MAY NOT DEVELOP.

     We cannot assure you that an active trading market for the LYONs will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their LYONs or the price at which holders of the LYONs will be able to sell their LYONs. We do not intend to list the LYONs on any security exchange. Future trading prices of the LYONs will depend on many factors, including, among other things, prevailing interest rates, our operating results, the market price of our common stock and the market for similar securities. In addition, a holder's right to convert LYONs into shares of our common stock is subject to conditions which, if not satisfied, could result in a holder receiving less than the value of the common stock into which a LYON is otherwise convertible. This contingent conversion feature could adversely affect the value of and trading prices for the LYONs.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE PURCHASE OF LYONS AT THE OPTION OF THE HOLDERS OR IN A CHANGE IN CONTROL REPURCHASE.

     The terms of our credit facility restrict the use of cash to repurchase LYONs. If such restrictions do not enable us to use cash to repurchase all LYONs submitted to us, we will be required to pay all or a portion of the purchase price in shares of our common stock, subject to satisfying the conditions in the indenture for making such payments. If we do not satisfy the conditions in the indenture to the use of our common stock to pay the purchase price, we could be in default of our obligations on the LYONs. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder."

     In addition, upon the occurrence of certain specific kinds of change in control events occurring on or before February 6, 2006, we will be required to offer to repurchase all outstanding LYONs. However, it is possible that upon a change in control we will not have sufficient funds at that time to make the required repurchase of LYONs or that restrictions in our credit facility or other indebtedness will not allow those repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change in Control" under the indenture. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder" and "-- Change in Control Permits Purchase of LYONs by SPX at the Option of the Holder."

YOU SHOULD CONSIDER THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING LYONS.

     The LYONs will be characterized as indebtedness of ours for United States federal income tax purposes. Accordingly, you will be required to include, in your income, interest with respect to the LYONs.

     The LYONs will constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, purchase by us at your option, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, purchase by us at your option, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States federal income tax consequences of ownership of the LYONs is described in this prospectus under the heading "Certain United States Federal Income Tax Consequences."

                         RISKS RELATING TO OUR BUSINESS

OUR LEVERAGE MAY AFFECT OUR BUSINESS AND MAY RESTRICT OUR OPERATING FLEXIBILITY.

     At February 14, 2001, after giving effect to the issuance of LYONs in respect of the underwriters' over-allotment option for the LYONs, we had approximately $1,923.6 million in total indebtedness including the accrued amount of the LYONs. At such date, we also had $550 million of availability under the credit facility. See "Description of Our Credit Facility." In addition, subject to certain restrictions set forth in the credit facility, we may incur additional indebtedness in the future. The level of our indebtedness could:

     - limit cash flow available for general corporate purposes, such as acquisitions and capital expenditures, due to the ongoing cash flow requirements for debt service;

     - limit our ability to obtain, or obtain on favorable terms, additional debt financing in the future for working capital, capital expenditures or acquisitions;

     - limit our flexibility in reacting to competitive and other changes in the industry and economic conditions generally;

     - expose us to a risk that a substantial decrease in net operating cash flows could make it difficult to meet debt service requirements; and

     - expose us to risks inherent in interest rate fluctuations because the existing borrowings are and any new borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

     Our ability to make scheduled payments of principal of, to pay interest on, or to refinance, our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, whether in the ordinary course of business or upon acceleration of such indebtedness, we may be forced to pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

THE LYONS WILL BE STRUCTURALLY SUBORDINATED. THIS MAY AFFECT YOUR ABILITY TO RECEIVE PAYMENTS ON
THE LYONS.

     The LYONs are obligations exclusively of SPX. We conduct a substantial portion of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, depend upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and, as a result, the right of the holders of the LYONs to participate in those assets, is effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. The LYONs do not restrict the ability of our subsidiaries to incur additional indebtedness. In particular, as of December 31, 2000 substantially all of our subsidiaries guaranteed all of our obligations under our credit facility and were obligated under a substantial portion of our other indebtedness. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

THE LYONS WILL NOT BE SECURED BY OUR ASSETS.

     The LYONs will not be secured by any of our assets and do not restrict our incurrence of additional secured debt. Borrowings under our credit facility are secured by substantially all of our assets and as of February 14, 2001, we had $1,295 million outstanding under our credit facility and the credit facility permitted up to $550 million of additional revolving borrowing. A significant portion of our other indebtedness is also secured. See "Description of Our Credit Facility." If we become insolvent or are liquidated, or payment under our secured indebtedness is accelerated, the lenders under our secured indebtedness would be entitled to exercise the remedies under the secured indebtedness as secured lenders under applicable law and will have a claim on the collateral that would rank senior to the holders of the LYONs. The liquidation value of our assets remaining after payment of such secured indebtedness may not be sufficient to repay in full our unsecured indebtedness, including the LYONs.

OUR FAILURE TO SUCCESSFULLY INTEGRATE ANY FUTURE ACQUISITIONS COULD HAVE A NEGATIVE EFFECT ON OUR OPERATIONS. FUTURE ACQUISITIONS COULD BE DILUTIVE TO STOCKHOLDERS.

     As part of our business strategy, we review acquisitions in the ordinary course. In 2000, we made 21 acquisitions of businesses for an aggregate price of approximately $220.8 million. Our past acquisitions and any potential future acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

     - adverse effects on our reported operating results due to the amortization of goodwill associated with acquisitions;

     - diversion of management attention from running our existing businesses;

     - difficulty with integration of personnel and financial and other systems;

     - increased expenses, including compensation expenses resulting from newly-hired employees;

     - assumption of unknown liabilities; and

     - potential disputes with the sellers of acquired businesses, technologies, services or products.

     We may not be able to integrate successfully the technology, operations and personnel of any acquired business. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation and business. In addition, any acquired business, technology, service or product could underperform relative to our expectations. We could also experience financial or other setbacks if any of the businesses that we have acquired or may acquire in the future have problems of which we are not aware. In addition, as a result of future acquisitions, we may further increase our leverage or, if we issue equity securities to pay for the acquisitions, dilute our existing stockholders.

     We regularly engage in discussions with respect to potential acquisitions and joint ventures, some of which may be material. We cannot assure you that we will be able to consummate any transactions under negotiation or identify, acquire or make investments in any promising acquisition candidates on acceptable terms. Competition for acquisition or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment which could materially affect our growth rate.

THE LOSS OF KEY PERSONNEL AND ANY INABILITY TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES COULD MATERIALLY ADVERSELY IMPACT OUR OPERATIONS.

     We are dependent on the continued services of our management team, including our Chairman of the Board, President and Chief Executive Officer. The loss of such personnel without adequate replacement could have a material adverse effect on us. Additionally, we need qualified managers and skilled employees with technical and manufacturing industry experience in order to operate our business successfully. From time to time there may be a shortage of skilled labor which may make it more difficult and expensive for us to attract and retain qualified employees. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations would be materially adversely affected.

MANY OF THE INDUSTRIES IN WHICH WE OPERATE ARE CYCLICAL AND, ACCORDINGLY, OUR BUSINESS IS SUBJECT TO CHANGES IN THE ECONOMY.

     Many of the business areas in which we operate are subject to specific industry and general economic cycles. Certain businesses are subject to industry cycles, including the automotive industry which influences our Vehicle Components and Service Solutions segments, the process equipment and electric power markets which influence our Industrial Products and Services segment and the telecommunications networks and building construction industries which influence our Technical Products segment. Accordingly, any downturn in these or other markets in which we participate could materially adversely affect us. A decline in automotive sales and production may also affect not only sales of components, tools and services to vehicle manufacturers and their dealerships, but also sales of components, tools and services to aftermarket customers, and could result in a decline in our results of operations or a deterioration in our financial condition. Similar cyclical changes could also affect aftermarket sales of products in our other segments. If demand changes and we fail to respond accordingly, our results of operations could be materially adversely affected in any given quarter. The business cycles of our different operations may occur contemporaneously. Consequently, the effect of an economic downturn may have a magnified negative effect on our business. In 2001, our revenue and earnings growth may be adversely affected by a softer economy. There is also substantial and continuing pressure from the major original equipment manufacturers, particularly in the automotive industry, to reduce costs, including the cost of products and services purchased from outside suppliers such as us. If in the future we were unable to generate sufficient cost savings to offset price reductions, our gross margins could be materially adversely affected.

IF FUTURE CASH FLOWS ARE INSUFFICIENT TO RECOVER THE CARRYING VALUE OF OUR GOODWILL, A MATERIAL NON-CASH CHARGE TO EARNINGS COULD RESULT.

     We had goodwill and intangible assets of $1,211.8 million and shareholders' equity of $608.2 million at December 31, 2000. We expect to recover the carrying value of goodwill through our future cash flows. On an ongoing basis, we evaluate, based on projected undiscounted cash flows, whether we will be able to recover all or a portion of the carrying value of goodwill. If future cash flows are insufficient to recover the carrying value of our goodwill, we must write off a portion of the unamortized balance of goodwill. There can be no assurance that circumstances will not change in the future that will affect the useful life or carrying value of our goodwill.

WE ARE SUBJECT TO ENVIRONMENTAL LAWS AND POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES.

     We are subject to various federal, state and local environmental laws, ordinances and regulations, including those governing the remediation of soil and groundwater contaminated by petroleum products or hazardous substances or wastes, and the health and safety of our employees. Under certain of these laws, ordinances or regulations, a current or previous owner or operator of property may be liable for the costs of removal or remediation of certain hazardous substances or petroleum products on, under, or in its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly, such substances may materially adversely affect the ability to sell or rent such property or to borrow funds using such property as collateral. In connection with our acquisitions, we may assume significant environmental liabilities of which we are not aware. We are not aware of any issues relating to environmental matters that are reasonably likely to result in a material adverse effect on our results of operations, but it is possible that future developments related to new or existing environmental matters or changes in environmental laws or policies could lead to material costs for environmental compliance or cleanup. There can be no assurance that such costs could not have a material adverse effect on our results of operations or financial position in the future.

OUR INRANGE SUBSIDIARY IS SUBJECT TO VARIOUS RISKS AND ANY MATERIAL ADVERSE EFFECT ON INRANGE COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     We own approximately 89.5% of the total number of outstanding shares of common stock of Inrange Technologies Corporation. As of February 16, 2001, Inrange's market capitalization was approximately $2.05 billion. Unlike our other businesses, Inrange is a technology company and is subject to additional and different risks. In addition to the risks described herein for our business as a whole, Inrange is subject to the following risks:

     - Inrange's business will suffer if it fails to develop, successfully introduce and sell new and enhanced high quality, technologically advanced cost-effective products that meet the changing needs of its customers on a timely basis. Inrange's competitors may develop new and more advanced products on a regular basis;

     - Inrange relies on a sole manufacturer to produce a number of its key products and on sole sources of supply for some key components in its products. Any disruption in these relationships could increase product costs and reduce Inrange's ability to provide its products or develop new products on a timely basis; and

     - The price for Inrange's products may decrease in response to changes in product mix, competitive pricing pressures, maturing life cycles, new product introductions and other factors. Accordingly, Inrange's profitability may decline unless it can reduce its production and sales costs or develop new higher margin products.

     The foregoing is a summary of the risk factors applicable to Inrange. For a more complete description of those risks, please see "Risk Factors" in Inrange's Registration Statement on Form S-1, No. 333-38592, which section is incorporated by reference in this prospectus. See "Where You Can Find More Information."

DIFFICULTIES PRESENTED BY INTERNATIONAL ECONOMIC, POLITICAL, LEGAL, ACCOUNTING AND BUSINESS FACTORS COULD NEGATIVELY AFFECT OUR INTERESTS AND BUSINESS EFFORT.

     Approximately 24% of our 1999 sales were international, approximately 6% of which related to sales in Canada. In addition, approximately 39% of Inrange's 1999 sales were international. We are seeking to increase our sales outside the United States. Our international operations require us to comply with the legal requirements of foreign jurisdictions and expose us to the political consequences of operating in foreign jurisdictions. Our foreign business operations are also subject to the following risks:

     - difficulty in managing, operating and marketing our international operations because of distance, as well as language and cultural differences; and

     - fluctuations in currency exchange rates which may make our products less competitive in countries in which local currencies decline in value relative to the U.S. dollar.

IF PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, WE MAY BE UNABLE TO CONSUMMATE A TRANSACTION THAT OUR STOCKHOLDERS CONSIDER FAVORABLE.

     Provisions of our Certificate of Incorporation and By-Laws may inhibit changes in our control not approved by our Board. We also have a rights plan designed to make it more costly and thus more difficult to gain control of us without the consent of our Board. We are also afforded the protections of
Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Our Capital Stock."

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the LYONs or common shares by the selling securityholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of SPX for the nine months ended September 30, 2000 and 1999 and the years ended December 31, 1999, 1998, 1997, 1996 and 1995.

                                       NINE MONTHS ENDED                 FISCAL YEAR ENDED DEC. 31,
                                --------------------------------    ------------------------------------
                                SEPT. 30, 2000    SEPT. 30, 1999    1999    1998    1997    1996    1995
                                --------------    --------------    ----    ----    ----    ----    ----
Ratio of earnings to fixed
  charges(1)..................       2.9               2.2          1.8     n.a.(2) 7.7     5.7     4.2

---------------
(1) For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

(2) For the fiscal year ended December 31, 1998, earnings were not sufficient to cover fixed charges by approximately $42 million.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data. The information for the nine months ended September 30, 2000 and 1999 was derived from the unaudited Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000. In the opinion of management, this information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of such data. Our results for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the fiscal year ended December 31, 2000. The information for the years ended December 31, 1999, 1998 and 1997 was derived from the audited Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 17, 2000 incorporated herein by reference.

     The financial information below is only a summary. It should be read in conjunction with the financial statements and related notes contained in the annual, quarterly and other reports filed by us with the SEC. See "Where You Can Find More Information."

                                           {NINE MONTHS ENDED
                                         ----------------------       FISCAL YEAR ENDED DEC. 31,
                                         SEPT. 30,    SEPT. 30,    --------------------------------
                                           2000         1999         1999        1998        1997
                                         ---------    ---------    --------    --------    --------
                                             (IN MILLIONS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS(1)
Revenues...............................  $1,968.0     $1,987.2     $2,712.3    $1,825.4    $1,954.6
Operating income (loss)(2)(11).........     176.5        227.1        313.4       (39.5)      181.5
Gain on Issuance of Inrange Stock(3)...      98.0           --           --          --          --
Other (expense) income, net(4)(12).....      21.8         48.2         64.3        (0.5)       72.7
Equity in earnings of EGS..............      26.9         25.8         34.7        40.2        11.8
Interest expense, net..................     (70.6)       (90.8)      (117.6)      (45.1)      (13.2)
                                         --------     --------     --------    --------    --------
Income (loss) before income taxes......     252.6        210.3        294.8       (44.9)      252.8
Income taxes...........................    (103.6)       (93.7)      (187.3)        3.2      (121.8)
                                         --------     --------     --------    --------    --------
Income (loss) from continuing
  operations...........................     149.0        116.6        107.5       (41.7)      131.0
Discontinued operations, net of tax....        --           --           --          --         2.3
Cumulative effect of accounting change,
  net of tax...........................        --           --           --          --        (3.7)
Extraordinary item, net of tax.........      (8.8)          --         (6.0)         --          --
                                         --------     --------     --------    --------    --------
Net income.............................  $  140.2     $  116.6     $  101.5    $  (41.7)   $  129.6
                                         ========     ========     ========    ========    ========
Income (loss) per share from continuing
  operations:
  Basic................................  $   4.82     $   3.80     $   3.50    $  (1.94)   $   6.23
  Diluted..............................  $   4.68     $   3.75     $   3.46    $  (1.94)   $   6.22
Weighted average number of common
  shares outstanding:
  Basic................................      30.9         30.7         30.8        21.5        21.0
  Diluted..............................      31.9         31.1         31.1        21.5        21.1
SELECTED BALANCE SHEET DATA (AT PERIOD
  END)(1)
Total assets...........................  $3,083.2     $2,946.7     $2,846.0    $2,968.3    $1,388.0
Total debt.............................   1,198.8      1,342.1      1,114.7     1,515.6       216.4
Other long-term obligations............     530.0        457.1        521.8       431.9       174.4
Shareholders' equity...................     651.1        551.6        552.3       390.5       629.7

                                           {NINE MONTHS ENDED
                                         ----------------------       FISCAL YEAR ENDED DEC. 31,
                                         SEPT. 30,    SEPT. 30,    --------------------------------
                                           2000         1999         1999        1998        1997
                                         ---------    ---------    --------    --------    --------
                                                               (IN MILLIONS)
OTHER FINANCIAL DATA(1)
EBITDA(5)(13)..........................  $  406.7     $  380.3     $  517.8    $   69.6    $  331.3
Capital expenditures...................      91.0         79.8        102.0        69.2        56.5
Depreciation and amortization..........      83.5         79.2        105.4        69.4        65.3
SELECTED SEGMENT DATA(1)
Revenues:
  Technical Products and Systems.......  $  454.0     $  580.0     $  781.1    $  718.6    $  681.7
  Industrial Products and Services.....     709.0        614.6        844.9       768.3     1,143.2
  Service Solutions....................     524.4        494.9        699.6       157.0          --
  Vehicle Components...................     280.6        297.7        386.7       181.3       129.7
                                         --------     --------     --------    --------    --------
          Total........................  $1,968.0     $1,987.2     $2,712.3    $1,825.2    $1,954.6
                                         ========     ========     ========    ========    ========
Operating income (loss):
  Technical Products and
     Systems(6)(14)....................  $   73.1     $   71.1     $  108.1    $   24.0    $   40.9
  Industrial Products and
     Services(7)(15)...................      92.5        100.1        134.3        80.3       147.7
  Service Solutions(8).................      22.0         42.5         61.7        12.8          --
  Vehicle Components(9)(16)............      25.4         38.2         46.7        25.6        28.3
  General corporate expenses(10)(17)...     (36.5)       (24.8)       (37.4)     (182.2)      (35.4)
                                         --------     --------     --------    --------    --------
          Total........................  $  176.5     $  227.1     $  313.4    $  (39.5)   $  181.5
                                         ========     ========     ========    ========    ========

---------------
 (1) On October 6, 1998 (the "Merger Date"), General Signal Corporation "GSX" was merged into a subsidiary of SPX Corporation (the "Merger"). The Merger was accounted for as a reverse acquisition whereby GSX was treated as the acquiror and we were treated as the acquiree. During 1997, we sold General Signal Power Group and contributed substantially all of the assets of General Signal Electrical Group to EGS. See Notes 2, 5 and 10 of our 1999 Annual Report on Form 10-K incorporated herein by reference.

                         NINE MONTHS ENDED SEPTEMBER 30

 (2) We recorded special charges of $85.5 million and $26.2 million in the nine months ended September 30, 2000 and 1999. These charges are primarily associated with restructuring initiatives and asset impairments to consolidate manufacturing and sales facilities and rationalize certain product lines. In 2000, we also recorded a charge of $12.3 million included in cost of goods sold for discontinued product lines associated with restructuring and other product changes. See Note 4 of our September 30, 2000 Quarterly Report on Form 10-Q incorporated herein by reference.

 (3) In 2000, Inrange Technologies, a subsidiary of SPX, issued 8,855,000 shares of its class B common stock for cash in an initial public offering. Accordingly, we recorded a $98.0 million pretax gain. See Note 5 of our September 30, 2000 Quarterly Report on Form 10-Q incorporated herein by reference.

 (4) In 2000, we recorded a $23.2 million pretax gain on the settlement of a patent infringement suit against American Power Conversion Corporation. In 1999, we recorded a $29.0 million pretax gain on the divestiture of Dual-Lite and an investment in a Japanese joint venture and a $13.9 million gain on the sale of marketable securities.

 (5) EBITDA represents earnings before interest, taxes and depreciation and amortization. EBITDA is not a measurement of financial performance under generally accepted accounting principles and does not represent cash flow from operations. Accordingly, you should not regard EBITDA as an alternative to net income or as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in our industry but is not necessarily comparable with similarly titled measures for other companies.

 (6) Includes special charges of $10.0 million and $14.9 million in the nine months ended September 30, 2000 and 1999.

 (7) Includes special charges of $35.9 million and $8.2 million in the nine months ended September 30, 2000 and 1999 and a charge of $1.1 million is included in cost of goods sold for discontinued product lines in the nine months ended September 30, 2000.

 (8) Includes special charges of $20.3 million in the nine months ended September 30, 2000 and a charge of $11.2 million is included in cost of goods sold for discontinued product lines in the nine months ended September 30, 2000.

 (9) Includes special charges of $10.0 million and $3.1 million in the nine months ended September 30, 2000 and 1999.

(10) Includes special charges of $9.3 million in the nine months ended September 30, 2000.

                         FISCAL YEAR ENDED DECEMBER 31

(11) We recorded special charges of $38.4 million and $101.7 million in 1999 and 1998 for Merger and restructuring initiatives. We also recorded other charges and gains of $108.2 million and $17.9 million in 1998 and 1997. The 1998 other charges primarily resulted from information obtained as a result of the Merger and management's review of the former GSX businesses. The 1998 other charges primarily include a write-off of in process technology, additional environmental reserves, Merger integration costs, asset impairments, and inventory write-downs. The 1997 other charges primarily include a patent litigation settlement and a related gain on the sale of patents, asset impairments, and lease termination costs. See Notes 4 and 19 of our 1999 Annual Report on Form 10-K incorporated herein by reference.

(12) In 1999, we recorded a $23.8 million pretax gain on the divestiture of Best Power, a $29.0 million pretax gain on the divestiture of Dual-Lite and an investment in a Japanese joint venture and a $13.9 million gain on the sale of marketable securities. In 1997, we recorded a $63.7 million gain on the sale of General Signal Power Group and a $9.0 million gain on the sale of an equity interest. See Notes 5 and 10 of our 1999 Annual Report on Form 10-K incorporated herein by reference.

(13) EBITDA represents earnings before interest, taxes and depreciation and amortization. EBITDA is not a measurement of financial performance under generally accepted accounting principles and does not represent cash flow from operations. Accordingly, you should not regard EBITDA as an alternative to net income or as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in our industry but is not necessarily comparable with similarly titled measures for other companies.

(14) Includes special charges of $13.1 million in 1999 and $14.5 million in 1998 and other charges of $18.8 million in 1998 and $20.0 million in 1997.

(15) Includes special charges of $17.9 million in 1999 and $16.3 million in 1998 and other charges of $10.5 million in 1998 and $1.9 million in 1997.

(16) Includes special charges of $7.4 million in 1999 and $1.6 million in 1998 and other charges of $2.6 million in 1998.

(17) Includes special charges of $69.3 million in 1998 and other charges of $76.3 million in 1998 and ($4.0) million in 1997.

                                  THE COMPANY

     We are a global provider of technical products and systems, industrial products and services, service solutions, and vehicle components. Our products include storage area network, fire detection and building life-safety products, TV and radio broadcast antennas and towers, transformers, substations and industrial mixers and valves. Our products and services also include specialty service tools, diagnostic systems, service equipment, technical information services and vehicle components. With over 14,000 employees worldwide, we are a multinational corporation with operations in 19 countries. Our business segments are described below.

TECHNICAL PRODUCTS AND SYSTEMS

     The operations in the Technical Products and Systems segment are focused on solving customer problems with complete technology-based systems. The emphasis is on growth through investment in new technology, new product introduction, alliances and acquisitions.

     The Technical Products and Systems segment includes four operating units: networking and switching products for storage, data and telecommunications networks, fire detection and building life-safety systems, TV and radio transmission systems and automated fare collection systems.

     Networking and Switching Products -- This unit, Inrange Technologies, specializes in the design, manufacture, marketing and service of networking and switching products for storage, data and telecommunications networks, including fibre channel directors for storage area networks. Inrange's products provide fast and reliable connections among networks of computers and related devices. These products are used in Fortune 1000 businesses and other enterprises that operate large-scale and diverse systems where open connectivity, reliability, and continuous availability are critical. Inrange focuses on high-end, large-scale, fault tolerant products. Inrange's products have been installed at over 2,000 sites in 90 countries, and are designed to be compatible with various vendors' products and multiple communication standards and protocols. Competitors include Brocade, McData and NetScout.

     Inrange's fibre channel products are being developed to satisfy the growth in storage and server connection requirements that are being driven by the e-business revolution. Inrange was the first company in the fibre channel arena to have developed, built and shipped a very large scale 64 port, fully redundant director to enable the high speed communications needed for today's expanding storage area networks. A 128 port fibre channel director is expected to be introduced in 2001.

     We plan to invest significantly in research and development and acquisitions in order to be a leader in the technological advances in this industry. During 2000, Inrange completed the acquisitions of Computerm Corporation and Varcom Corporation. Computerm's high performance channel extension products and services allow storage networking applications to operate over wide area networks. Two of Varcom's key network management offerings are fully integrated into Inrange's Universal TouchPoint Architecture(TM).

     In September 2000, Inrange issued its class B common stock for cash in an initial public offering. On September 30, 2000, as a result of the initial public offering, we owned approximately 89.5% of the outstanding shares of Inrange common stock. We own 100% of outstanding class A common stock, which represents 98% of the combined voting power of all classes of Inrange voting stock. The Inrange IPO resulted in net cash proceeds to Inrange of $128.2 million and a pre-tax gain of $98.0 million ($57.6 million after-tax) in the third quarter of 2000.

     For additional information about Inrange, please see Inrange's registration statement on Form S-1 and other public filings to which we refer you.

     Building Life-Safety Systems -- This unit, Edwards Systems Technology, produces and services fire detection products and integrated life-safety systems to protect buildings and their occupants. These products are sold under the EST, Mirtone, Edwards and Ziton brand names, and are also private branded for a number of the world's leading building automation companies. Edwards' products range from sensing devices with associated alarms to microprocessor-based fire detection control equipment for commercial, institutional and industrial customers. These systems take advantage of mandated fire protection standards by integrating additional building control systems and bringing security and access control up to fire system standards. This eliminates the need for separate installations for fire protection, access control and closed circuit TV systems.

     Edwards currently has the exclusive worldwide license for occluded optical technology. This patented technology provides an improved strobe light pattern, allowing for a low profile style that is aesthetically pleasing and more cost effective to manufacture as well as install. The acquisition of Ziton SA (Pty) Ltd. in September 2000 added complementary technology, bolsters Edwards' global position and provides internationally based manufacturing capabilities. The unit's main competitors include Simplex, Pittway and Cerberus.

     TV and Radio Transmission Systems -- The Dielectric unit produces analog and digital TV antennas, transmission lines and radio frequency filter systems for the TV market and cable dehydrator systems for communications infrastructure. Its products, which include filters and combiners, transmission lines, antennas and towers, are sold under the Dielectric brand name. Dielectric is a leading supplier in the United States of broadcast antenna systems, including an array of new products designed for the emerging digital transmission technology or what is commonly known as High Definition Television, or HDTV. Dielectric also is a leading supplier of antennas to FM radio stations and cable pressurization equipment to telecommunications companies worldwide. Key competitors include Myat and Andrew.

     One of the growth drivers for this business is the emergence of HDTV in the United States. The FCC has required that TV broadcasters transmit digital signals, which are required by HDTV, by 2003. Since the usage of digital TV in the United States is just beginning to emerge, TV broadcasters are required to continue to transmit analog signals simultaneously with digital signals. We expect Asia and South America to follow U.S. standards, which may further induce growth into this business. In the meantime, demand for analog antenna systems continues to grow due to the desire for dual systems.

     Our strategy for growing this business is to supply all the products in the transmission system from the output transmitter to the tower. One example is our acquisition of Central Tower in January 2001. Central Tower is a multifunctional provider of communications structures including HDTV, broadcasting, two-way radio, cellular, paging and personal communications services.

     Automated Fare Collection Systems -- This unit manufactures and sells automated fare collection systems for bus and rail transit systems as well as for postal vending under the GFI Genfare brand. GFI Genfare is a leader in bus fare collection systems in North America. While GFI Genfare is a market leader on the bus side, it is a relatively small player in the rail business with potential for growth. Demand for automated fare transit systems as well as the level of federal funding is at a five-year high. Its main competitor is Cubic.

     GFI Genfare developed the Windows NT-based "System 7" management software for its new generation Odyssey farebox. This technology provides municipal transit systems with the custom transit data analysis and reporting features they are demanding.

INDUSTRIAL PRODUCTS AND SERVICES

     The strategy of the Industrial Products and Services segment is to provide "Productivity Solutions for Industry." The business emphasis is on introducing new related services and products, as well as focusing on the replacement parts and service elements of the business and growing through acquisitions. This segment includes operations that design, manufacture and market power transformers, industrial valves, mixers, laboratory and industrial ovens and freezers, material handling systems and electric motors for industrial chemical companies, pulp and paper manufacturers, laboratories and utilities.

     Power Systems -- We believe our power systems unit, Waukesha Electric Systems, is the domestic leader in both medium and large power transformers. We believe we are also one of the nation's foremost producers of modular substations. These products are sold under the Waukesha Electric Systems and North American Transformer brand names to electrical utilities and heavy industries such as paper, steel, mining, chemical and petrochemical. Key competitors include Kuhlman, ABB and GE-Prolec.

     North American Transformer, which we acquired in the fall of 1999, added large power transformers extending Waukesha's traditional medium power market focus.

     Consumption of power is on the rise and deregulation is driving demand from independent power producers and industrial consumers. Waukesha has prospects for additional growth in an expanding customer base in the industrial, commercial and international markets. The acquisition of High Voltage Supply in October 2000 added replacement parts and expanded the service offerings of this business.

     We plan to grow this business by expanding the modular substation product line and by making acquisitions like High Voltage Supply that provide replacement parts and additional services. The deregulation of the electric utility industry, which is leading the utilities to go through a capacity expansion, is also expected to drive Power Systems sales. To support this growth, we are committing approximately $20 million of capital expenditures in 2001 to expand capacity in this business. We expect that the additional capacity will be available in mid-summer 2001.

     This unit is working with the Department of Energy and a consortium of private companies to build the world's largest high-temperature superconductivity power transformer. This new technology is intended to, over the long term, provide performance and efficiencies in transmitting electrical power.

     Industrial Valves -- We are a leading producer of industrial valves for gases, liquid, slurries and dry solids. The products are sold primarily to water supply and wastewater treatment plants, pulp and paper manufacturing and chemical processing industries under the DeZurik, PowerRac, Maxum, and Copes-Vulcan brand names. The acquisition of Copes-Vulcan in September 2000 provides new technology, complementary products and services, and an expanded international presence. We intend to grow our valve business by expanding our parts and service offerings, introducing new products and making acquisitions that create market growth or operating synergies.

     Industrial Fluid Mixers and Agitators -- We are a global producer of industrial fluid mixers and agitators, which are sold to the water and wastewater treatment, chemical processing and minerals processing industries under the Lightnin brand name. This unit competes with Chemineer and EKATO. We intend to grow this business by expanding our parts and service offerings, introducing new products and making acquisitions that create market growth or operating synergies.

     Lab & Industrial Ovens and Freezers -- Revco Technologies produces ultra-low temperature, or ULT, freezers and specialized ovens for laboratories and hospitals. This unit's products are sold under the Revco, Queue, Puffer, Hubbard and Harris brand names. Revco is a market leader in ULT freezers, and refrigerators used in life science, clinical and industrial research labs. The acquisition of Jewett in September 2000 provides increased global presence, particularly in the blood and plasma markets. Revco intends to expand into the European market. The markets for Revco products, primarily life sciences, have been growing.

     Lindberg is a manufacturer of industrial ovens and furnaces that process metal and electronic components used in a wide range of products including automobiles, aircrafts and computers. The brand names are Lindberg and Blue M. The end markets include laboratories, metal processing and electronics industries. Key competitors in this area include Surface Combustion, Sanyo and Despatch. This business unit also produces a line of crystal growing equipment, marketed under the well-known Kayex brand. Leybold is the main competitor for this product line.

     Hydraulic Systems -- We are a leading producer and marketer of medium and high-pressure hydraulic pumps and cylinders. These products are marketed under the Power Team and Hytec brand names. In March 2000, we completed the acquisition of Fenner Fluid Power, a provider of medium-pressure hydraulic power systems components with operations in Rockford, Illinois and Romford, England. Customers include the construction, aerospace and industrial maintenance markets. This division competes with Enerpac, Monarch and Haldex Barnes.

     Material Handling Systems -- We manufacture and sell coal feed systems and boiler auxiliary controls primarily to electric utilities and paper manufacturers, as well as feed systems and flow measurement devices for water and wastewater treatment. The products are sold under the Stock Equipment, Solvera and BIF brand names.

     Electric Motors -- We produce universal, blower and permanent magnet fractional horsepower electric motors under the GS Electric brand name. These motors are sold primarily to home appliance manufacturers. This unit competes with Ametek, Northland and Mamco.

SERVICE SOLUTIONS

     Service Solutions includes operations that design, manufacture and market a wide range of specialty service tools, hand-held diagnostic systems and service equipment, and technical and training information primarily to the motor vehicle industry in North America and Europe. Major customers are franchised dealers of motor vehicle manufacturers, aftermarket vehicle service facilities and independent distributors. The Service Solutions segment includes three operating units: Diagnostic Systems and Service Equipment, Specialty Tools, and Technical Information and Other Services.

     Diagnostic Systems and Service Equipment -- Diagnostic Systems and Service Equipment designs, manufactures and markets hand-held diagnostic systems and service equipment for original equipment manufacturers, or OEMs, national accounts and independent repair facilities, and is the largest portion of the Service Solutions segment. Diagnostic systems are sold under the OTC, Bear, Tecnotest, Robinair and Allen Testproducts brand names. The products compete with brands such as Snap-On and ESP. We intend to grow this business by developing new service solution capabilities and strengthening alliances in hand-held diagnostics.

     Specialty Tools -- We believe we are the world leader in the design, manufacture and marketing of specialty service tools for motor vehicle manufacturers' dealership networks. We are a major producer of electronic engine diagnostic equipment and emissions testing equipment in North America and Europe. The key competitive factors influencing the sale of specialty service tools are design expertise, timeliness of delivery, quality, service and price. Sales of specialty service tools essential to dealerships tend to vary with changes in vehicle systems design and the number of dealerships, and are not directly dependent on the volume of vehicles produced by the motor vehicle manufacturers.

     Technical Information and Other Services -- This unit provides customers with integrated service, technical and training information for vehicle OEMs. We also administer dealer equipment programs for OEMs, including General Motors, Chrysler, Nissan Motor, Hyundai, Mobil, Michelin and Mercedes-Benz.

VEHICLE COMPONENTS

     In the Vehicle Components segment, we supply high integrity aluminum and magnesium die-castings and forgings, as well as automatic transmission and small engine filters and transmission kits for OEMs. We also supply automatic transmission and small engine filters and transmission kits for aftermarket customers.

     The component parts for the light and heavy-duty vehicle markets are composed of two primary sectors: (i) the OEM sector and (ii) the vehicle maintenance and repair sector, or the aftermarket. Aftermarket sales are tied to the age of vehicles in service and the need for replacement parts. Sales of products to the aftermarket historically have been less affected by economic downturns than OEM sales since vehicle owners may be more likely to repair vehicles than purchase new ones during recessionary periods.

     Die-Castings and Forgings -- This division produces precision aluminum and magnesium die-cast parts for automotive steering and suspension systems and other assorted automotive/light truck uses. Primary products in this area include steering column parts, rack-and-pinion components and other castings such as components for fuel systems, clutches, and transmissions. Our proprietary P2000 casting process is in demand in Europe, providing growth opportunities for this unit.

     Filtration Systems -- This unit is a leading producer of automatic transmission filters, filters for small engines and other industrial filtration products. It has a leading position in automatic transmission filters in the U.S. and Canadian OEM market and aftermarket, and the European OEM market.

EGS ELECTRICAL GROUP LLC

     The EGS Electrical Group is a joint venture between SPX and Emerson Electric. We currently hold a 44.5% interest in the joint venture. EGS operates in 15 states and five foreign countries and is engaged in the manufacture of electrical fittings, hazard location lighting, and power conditioning products. Approximately 15% of the venture's assets are located outside the United States, primarily in Canada and France. We account for our investment in EGS under the equity method of accounting, on a three-month lag basis. For its fiscal year ended September 30, 1999, EGS' net sales were $462.6 million and its net income was $67.0 million, and for the fiscal year ended September 30, 2000, EGS' net sales were $474.4 million and its net income was $65.1 million.

                              DESCRIPTION OF LYONS

     We issued the LYONs under a senior indenture dated as of February 6, 2001, between us and The Chase Manhattan Bank, as trustee. The following summarizes the material provisions of the LYONs and the indenture. The following summary is not complete and is subject to, and qualified by reference to, all of the provisions of the LYONs and the indenture. As used in this description, the words "we," "us," "our" or "SPX" do not include any current or future subsidiary of SPX.

GENERAL

     On February 6, 2001, we issued $865,000,000 aggregate principal amount at maturity of the LYONs in a private placement. On February 16, 2001, we issued $129,750,000 aggregate principal amount at maturity of the LYONs upon exercise by Merrill Lynch of its over-allotment option. The LYONs mature on February 6, 2021. The LYONs are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

     We issued the LYONs at a substantial discount from their principal amount at maturity. Except as described below, we will not make periodic payments of interest on the LYONs. Each LYON was issued at an issue price of $579.12 per LYON. However, the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. Original issue discount will be calculated on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. Original issue discount began to accrue as of February 6, 2001, the deemed issue date of the LYONs, including for the LYONs issued upon exercise of Merrill Lynch's over-allotment option.

     The LYONs are debt instruments subject to the contingent payment debt regulations. The LYONs are issued with original issue discount for United States federal income tax purposes. Even if we do not pay any cash interest (including any contingent interest) on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. The rate at which the tax original issue discount will accrue will exceed the stated yield of 2.75% for the accrued original issue discount described above. See "Certain United States Federal Income Tax Consequences."

     Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON will cause original issue discount and interest, if any, to cease to accrue on such LYON. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

     LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee.

RANKING OF LYONS

     The LYONs are unsecured and unsubordinated obligations. The LYONs rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness.

     The LYONs are obligations exclusively of SPX. We conduct a substantial portion of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and, as a result, the right of the holders of the LYONs to participate in those assets, is effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In particular, substantially all of our subsidiaries guarantee all of our obligations under our credit agreement. See "Risk Factors -- Risks Relating to Our Business -- The LYONs are structurally subordinated. This may affect your ability to receive payments on the LYONs."

     Borrowings under our credit facility are secured by substantially all of our assets and the LYONs do not restrict the incurrence of additional secured indebtedness. If we become insolvent or are liquidated, or payment under our secured indebtedness is accelerated, the lenders under our secured indebtedness would be entitled to exercise the remedies under the secured indebtedness as secured lenders under applicable law and will have a claim on the collateral that would rank senior to the holders of the LYONs. The liquidation value of our assets remaining after payment of such secured indebtedness may not be sufficient to repay in full our unsecured indebtedness, including the LYONs. See "Risk Factors -- Risks Relating to Our Business -- The LYONs will not be secured by our assets."

CONVERSION RIGHTS

     The initial conversion rate is 4.8116 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the sale price, as defined below, on the trading day immediately preceding the conversion date.

     Conversion Based on Common Stock Price. Holders may surrender LYONs for conversion into shares of common stock in any calendar quarter commencing after March 31, 2001, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 135% and declining .3125% per quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon conversion of a LYON on that day.

     The table below shows the conversion trigger price per share of our common stock in respect of each of the first 20 calendar quarters. These prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the respective calendar quarter. Thereafter, the accreted conversion price per share of common stock increases each calendar quarter by the accreted original issue discount for the quarter and the applicable percentage declines by .3125% per quarter. The conversion trigger price for the calendar quarter beginning January 1, 2021 is $228.66.

                                                (1)                         (3)
                                              ACCRETED                   CONVERSION
                                             CONVERSION       (2)         TRIGGER
                                               PRICE       APPLICABLE      PRICE
QUARTER*                                     PER SHARE     PERCENTAGE    (1) X (2)
--------                                     ----------    ----------    ----------
2001
  Second Quarter...........................   $120.86       135.0000%     $163.17
  Third Quarter............................    121.69       134.6875%      163.90
  Fourth Quarter...........................    122.53       134.3750%      164.65

                                                (1)                         (3)
                                              ACCRETED                   CONVERSION
                                             CONVERSION       (2)         TRIGGER
                                               PRICE       APPLICABLE      PRICE
QUARTER*                                     PER SHARE     PERCENTAGE    (1) X (2)
--------                                     ----------    ----------    ----------
2002
  First Quarter............................    123.37       134.0625%      165.39
  Second Quarter...........................    124.21       133.7500%      166.13
  Third Quarter............................    125.06       133.4375%      166.88
  Fourth Quarter...........................    125.92       133.1250%      167.63
2003
  First Quarter............................    126.78       132.8125%      168.38
  Second Quarter...........................    127.65       132.5000%      169.14
  Third Quarter............................    128.52       132.1875%      169.89
  Fourth Quarter...........................    129.41       131.8750%      170.65
2004
  First Quarter............................    130.29       131.5625%      171.42
  Second Quarter...........................    131.19       131.2500%      172.18
  Third Quarter............................    132.08       130.9375%      173.95
  Fourth Quarter...........................    132.99       130.6250%      173.72
2005
  First Quarter............................    133.90       130.3125%      174.49
  Second Quarter...........................    134.82       130.0000%      175.26
  Third Quarter............................    135.74       129.6875%      176.04
  Fourth Quarter...........................    136.67       129.3750%      176.82
2006
  First Quarter............................    137.61       129.0625%      177.60

---------------
* This table assumes no events have occurred that would require an adjustment to the conversion rate.

     Conversion Based on Credit Ratings. Holders may also surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is B3 or B-, respectively, or lower.

     Conversion Upon Notice of Redemption. A holder may surrender for conversion a LYON called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice as described below requiring us to purchase the LYON may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

     Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange pursuant to which the shares of common stock of the company would be converted into cash, securities or other property, the LYONs may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert a LYON into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of SPX or another person which the holder would have received if the holder had converted the holder's LYON immediately prior to the transaction. If such transaction also constitutes a Change in Control, the holder will be able to require us to purchase all or a portion of such holder's LYONs as described under "-- Change in Control Permits Purchase of LYONs by SPX at the Option of the Holder."

     On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, contingent interest or semiannual interest. Our delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

     - to satisfy our obligation to pay the principal amount at maturity of the LYON; and

     - to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

     As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited. LYONs that are exchanged will remain outstanding with the same terms as were in effect before the exchange.

     If contingent or semiannual interest is payable to holders of LYONs during any particular six-month period, and such LYONs are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, holders of such LYONs at the close of business on the accrual or record date will receive the contingent or semiannual interest payable on such LYONs on the corresponding interest payment date notwithstanding the conversion and such LYONs upon surrender must be accompanied by funds equal to the amount of contingent or semiannual interest payable on the principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

     The conversion rate will not be adjusted for accrued original issue discount or any contingent interest. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption."

     To convert a LYON into shares of common stock, a holder must:

     - complete and manually sign the conversion notice on the back of the LYON or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

     - surrender the LYON to the conversion agent;

     - if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

     - if required, pay all transfer or similar taxes.

Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

     The conversion rate will be adjusted for:

     - dividends or distributions on our shares of common stock payable in shares of common stock or other capital stock of SPX;

     - subdivisions, combinations or certain reclassifications of shares of our common stock;

     - distributions to all holders of shares of common stock of certain rights to purchase shares of common stock for a period expiring within 60 days at less than the sale price at the time; and

     - distributions to all holders of our shares of common stock of our assets (including shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of the shares of common stock on the day preceding the date of declaration of such dividend or other distribution).

     In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

     In the event we elect to make a distribution described in the third or fourth bullet of the second preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, the Company will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until the Company announces that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a LYON to convert will be made if holders of LYONs will participate in the transaction without conversion or in certain other cases.

     The indenture permits us to increase the conversion rate from time to time.

     Our rights plan provides that each share of common stock issued upon conversion of LYONs at any time prior to the distribution of separate certificates representing our rights will be entitled to receive such rights. There shall not be any adjustment to the conversion privilege or conversion rate as a result of such rights, the distribution of separate certificates representing rights, the exercise or redemption of such rights in accordance with any such rights, or the termination or invalidation of such rights. See "Description of Our Capital Stock -- Rights Plan."

     In the event of:

     - a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

     - an increase in the conversion rate at our discretion,

the holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend. See "Certain United States Federal Income Tax Consequences -- Constructive Dividends."

     Upon determination that LYON holders are or will be entitled to convert their LYONs into shares of common stock in accordance with the foregoing provisions, we will issue a press release and publish such information on our website on the World Wide Web.

CONTINGENT INTEREST

     Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of LYONs during any six-month period from February 6 to August 5 and from August 6 to February 5, commencing February 6, 2006, if the average market price of a LYON for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. See "-- Redemption of LYONs at the Option of SPX" for some of these values. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the second trading day immediately preceding such record date. The amount of contingent interest payable per LYON in respect of any quarterly period will equal the greater of .0625% of such average market price of a LYON for the five trading day period referred to above or the regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON.

     Contingent interest, if any, will accrue and be payable to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holders of LYONs as of the record date for the related common stock dividend. Such payments will be paid on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, on the payment date of the related common stock dividend. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

     Regular cash dividends are quarterly or other periodic cash dividends on our common stock as declared by our Board as part of its cash dividend payment practices and that are not designated by them as extraordinary or special or other nonrecurring dividends. Since the first quarter of 1997, we have not paid, and we do not intend in the future to pay, dividends on our common stock.

     The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

     - at least three such bids are not obtained by the bid solicitation agent;
       or

     - in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs,

then the market price of the LYON will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

     The bid solicitation agent will initially be The Chase Manhattan Bank. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

     Upon determination that LYON holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our web site on the World Wide Web.

REDEMPTION OF LYONS AT THE OPTION OF SPX

     No sinking fund is provided for the LYONs. Prior to February 6, 2006, we cannot redeem the LYONs at our option. Beginning on February 6, 2006, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of LYONs.

     The table below shows redemption prices of a LYON on February 6, 2006, at each February 6 thereafter prior to maturity and at maturity on February 6, 2021. These prices reflect the issue price plus accrued original issue discount to the redemption date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the preceding date in the table.

                                                              (2)
                                                            ACCRUED        (3)
                                                 (1)        ORIGINAL    REDEMPTION
                                                LYON         ISSUE        PRICE
REDEMPTION DATE                              ISSUE PRICE    DISCOUNT    (1) + (2)
---------------                              -----------    --------    ----------
February 6,
2006.......................................    $579.12      $ 84.74      $663.86
2007.......................................     579.12       103.12       682.24
2008.......................................     579.12       122.01       701.13
2009.......................................     579.12       141.43       720.55
2010.......................................     579.12       161.38       740.50
2011.......................................     579.12       181.88       761.00
2012.......................................     579.12       202.95       782.07
2013.......................................     579.12       224.60       803.72
2014.......................................     579.12       246.86       825.98
2015.......................................     579.12       269.73       848.85
2016.......................................     579.12       293.23       872.35
2017.......................................     579.12       317.39       896.51
2018.......................................     579.12       342.21       921.33
2019.......................................     579.12       367.72       946.84
2020.......................................     579.12       393.94       973.06
At stated maturity.........................     579.12       420.88        1,000

     If we convert the LYONs to semi-annual coupon notes following the occurrence of a Tax Event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion to the redemption date. In no event will we have the option to redeem the LYONs or notes prior to February 6, 2006. See "-- Optional Conversion to Semiannual Coupon Notes Upon Tax Event."

     If we redeem less than all of the outstanding LYONs, the trustee shall select the LYONs to be redeemed on a pro rata basis in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

     On February 6, 2004, February 6, 2006, and February 6, 2011, holders may require us to purchase any outstanding LYON for which the holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the purchase date.

     The purchase price of a LYON will be:

     - $628.57 per LYON on February 6, 2004;

     - $663.86 per LYON on February 6, 2006; and

     - $761.00 per LYON on February 6, 2011.

     The purchase prices shown above are equal to the issue price plus accrued original issue discount to the purchase date. We may, at our option, elect to pay the purchase price in cash, shares of common stock or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption."

     If, prior to a purchase date, we have converted the LYONs to semi-annual coupon notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount of the notes, plus accrued and unpaid interest from the date of the conversion to the purchase date. See "-- Optional Conversion to Semiannual Coupon Notes Upon Tax Event."

     We will be required to give notice on a date not less than 20 business days prior to the purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     - whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the market price of the common stock; and

     - the procedures that holders must follow to require us to purchase their LYONs.

     The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the purchase date and must state:

     - the certificate numbers of the holder's LYONs to be delivered for purchase;

     - the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

     - that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

          (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates; or

          (2) to receive cash in such event in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the fourth bullet point of the immediately preceding paragraph, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

     A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

     - the principal amount at maturity of the LYONs being withdrawn;

     - the certificate numbers of the LYONs being withdrawn; and

     - the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

     If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

     We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption."

     The "market price" of our common stock means the average of the sale prices of the common stock for the five trading day period ending on (if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day prior to) the third business day prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

     The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated.

     Because the market price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we will issue a press release and publish such information on our web site on the World Wide Web.

     In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will be required to pay the purchase price of the LYONs of the holder entirely in cash. See "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

     In connection with any purchase offer, we will to the extent applicable:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Our obligation to pay the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the LYON to be paid promptly following the later of the purchase date or the time of delivery of the LYON.

     If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

     Our ability to purchase LYONs with cash is currently limited by our credit facility and may be limited by the terms of other borrowing agreements to which we may later be subject. See "Risk Factors -- We may not have the ability to raise the funds necessary to finance the purchase of LYONs at the option of the holders or in a change in control repurchase" and "Description of Our Credit Facility."

     We may not purchase any LYONs for cash at the option of holders if an event of default with respect to the LYONs has occurred and is continuing, other than a default in the payment of the purchase price with respect to such LYONs.

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS BY SPX AT THE OPTION OF THE HOLDER

     In the event of a change in control occurring on or prior to February 6, 2006, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of such LYONs equal to the issue price plus accrued original issue discount to the purchase date. We will be required to purchase the LYONs no later than 35 business days after the occurrence of such change in control but in no event prior to the date on which such change in control occurs. We refer to this date in this prospectus as the "change in control purchase date."

     If, prior to a change in control purchase date we have converted the LYONs to semi-annual coupon notes following the occurrence of a Tax Event, we will be required to purchase the notes at a price equal to the restated principal amount plus accrued and unpaid interest to the change in control purchase date.

     Not less than 20 business days before the change in control purchase date, we must mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state, among other things:

     - the events causing a change in control;

     - the date of such change in control;

     - the last date on which a holder may exercise the purchase right;

     - the change in control purchase price;

     - the change in control purchase date;

     - the name and address of the paying agent and the conversion agent;

     - the conversion rate and any adjustments to the conversion rate;

     - that LYONs with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

     - the procedures that holders must follow to exercise these rights.

     To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the change in control purchase date. The required purchase notice upon a change in control must state:

     - the certificate numbers of the LYONs to be delivered by the holder;

     - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

     - that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

     A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

     - the principal amount at maturity of the LYONs being withdrawn;

     - the certificate numbers of the LYONs being withdrawn; and

     - the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

     Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such LYON to be paid promptly following the later of the change in control purchase date or the time of delivery of such LYON.

     If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

     Under the indenture, a "change in control" of SPX is deemed to have occurred at such time as:

     - any person, including its affiliates and associates, other than SPX, its subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange
       Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed, with certain exceptions; or

     - there shall be consummated any share exchange, consolidation or merger of SPX pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger of SPX in which the holders of the common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

     The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

     In connection with any purchase offer in the event of a change in control, we will to the extent applicable:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of SPX. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

     - to accumulate shares of our common stock;

     - to obtain control of SPX by means of a merger, tender offer, solicitation or otherwise; or

     - part of a plan by management to adopt a series of anti-takeover provisions.

     Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

     We may not purchase LYONs at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTES UPON TAX EVENT

     From and after the date of the occurrence of a Tax Event, we will have the option to elect to pay interest in cash in lieu of future original issue discount. Cash interest will be paid at a rate equal to 2.75% per year on a principal amount per LYON (the "restated principal amount") equal to the issue price plus accrued original issue discount to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "option exercise date"). Except as otherwise described in this section, the other terms of the LYONs will remain unchanged in all material respects.

     Such interest shall accrue from the option exercise date and shall be payable semiannually on the interest payment dates of February 6 and August 6 of each year to holders of record at the close of business on the January 22 or July 22 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the LYONs will be adjusted, and contingent interest will cease to accrue. However, there will be no change in the holder's conversion rights.

     A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

          (1) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

          (2) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus, there is more than an insubstantial risk that interest (including accrued original issue discount and contingent interest, if any) payable on the LYONs either:

        - would not be deductible on a current accrual basis; or

        - would not be deductible under any other method,

     in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

     If a proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either:

     - deduct the interest, including accrued original issue discount and contingent interest, if any, payable on the LYONs on a current accrual basis, or

     - deduct the interest, including accrued original issue discount and contingent interest, if any, payable on the LYONs under any other method for United States federal income tax purposes,

such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.

     The modification of the terms of LYONs by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semi-annual payments of interest due on the LYONs after the option exercise date. See "Certain United States Federal Income Tax Consequences -- Tax Event."

EVENTS OF DEFAULT

     The following are events of default for the LYONs:

          (1) default in payment of the principal amount at maturity (or, if the LYONs have been converted to semi-annual coupon notes following a Tax Event, the restated principal amount), redemption price, purchase price or change in control purchase price with respect to any LYON when such becomes due and payable;

          (2) default in payment of any contingent interest or of interest which becomes payable after the LYONs have been converted by us into semi-annual coupon notes following the occurrence of a Tax Event, which default, in either case, continues for 30 days;

          (3) our failure to comply with any of our other agreements in the LYONs or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

          (4) (A) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of SPX for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an amount (taken together with amounts in (B)) in excess of $60 million and continuance of such failure, or (B) the acceleration of indebtedness in an amount (taken together with the amounts in (A)) in excess of $60 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of
     (A) or (B) above, for a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any such failure or acceleration referred to in (A) or (B) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

          (5) certain events of bankruptcy or insolvency affecting us or certain of our subsidiaries.

     If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid interest (including contingent interest) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of SPX, the issue price of the LYONs plus the original issue discount and any contingent interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable. If the LYONs have been converted to semi-annual coupon notes following the occurrence of a Tax Event, the amount due on an acceleration will be the restated principal amount plus accrued and unpaid interest.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     Information reporting will apply to payments of interest, including a payment of shares of common stock to you upon a conversion if any, made by us on, or the proceeds of the sale or other disposition or retirement of, the LYONs or dividends on shares of common stock with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the IRS.

MERGER AND SALES OF ASSETS BY SPX

     The indenture provides that SPX may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

           (i) the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

           (ii) such person assumes all obligations of SPX under the LYONs and the indenture; and

          (iii) SPX or such successor person shall not immediately thereafter be in default under the indenture.

     Upon the assumption of SPX's obligations by such a person in such circumstances, subject to certain exceptions, SPX shall be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to February 6, 2006 could constitute a change in control of SPX permitting each holder to require SPX to purchase the LYONs of such holder as described above.

MODIFICATION

     We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. However, without the consent of each holder, no supplemental indenture may:

     - alter the manner of calculation or rate of accrual of original issue discount or interest (including contingent interest) on any LYON or extend the time of payment;

     - make any LYON payable in money or securities other than that stated in the LYON;

     - change the stated maturity of any LYON;

     - reduce the principal amount at maturity, accrued original discount, redemption price, purchase price or change in control purchase price with respect to any LYON;

     - make any change that adversely affects the right of a holder to convert any LYON;

     - make any change that adversely affects the right to require us to purchase a LYON;

     - impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; and

     - change the provisions in the indenture that relate to modifying or amending the indenture.

     Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

     - to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

     - to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

     - to secure our obligations in respect of the LYONs;

     - to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture;

     - to cure any ambiguity or inconsistency in the indenture; and

     - to make any change that does not adversely affect the rights of the holders of the LYONs.

     The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of the holders of all LYONs:

     - waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

     - waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued and unpaid contingent interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

DISCHARGE OF THE INDENTURE

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the LYONs have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture.

CALCULATIONS IN RESPECT OF LYONS

     We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the average market prices of the LYONs and of our common stock and amounts of contingent interest payments, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

     If a bankruptcy proceeding is commenced in respect of SPX, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the LYONs are effectively subordinated to the indebtedness and other obligations of our subsidiaries and to secured obligations, to the extent of the security.

GOVERNING LAW

     The indenture and the LYONs are governed by, and construed in accordance with, the law of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

     The Chase Manhattan Bank is the trustee, registrar, paying agent and conversion agent under the indenture for the LYONs. The Chase Manhattan Bank is also the administrative agent and a lender under our credit facility and has in the past and may in the future provide banking and other services to us or our subsidiaries in the ordinary course of their business. See "Description of Our Credit Facility."

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

BOOK-ENTRY SYSTEM

     The LYONs were only issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of LYONs under the global securities or the indenture. SPX and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

EXCHANGE OF GLOBAL SECURITIES

     The LYONs, represented by one or more global securities will be exchangeable for certificated securities with the same terms only if:

     - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and a successor depositary is not appointed by us within 90 days;

     - we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

     - a default under the indenture occurs and is continuing.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including Merrill Lynch, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                       DESCRIPTION OF OUR CREDIT FACILITY

     The following summary of the material provisions of our credit facility is subject to, and is qualified in its entirety by reference to, the terms of our credit facility.

     We are a party to a Credit Agreement, dated as of October 6, 1998 as amended and restated as of February 10, 2000 (the "Existing Credit Agreement"), and as further amended and restated as of January 31, 2001 (the "Restated Credit Agreement"), with the lenders party thereto, Bank One, NA as documentation agent, and The Chase Manhattan Bank, as administrative agent. As of February 15, 2001 the terms of the Restated Credit Agreement provided for: (a) $500 million of aggregate principal amount of Tranche A term loans (the "Tranche A Term Loans"), (b) $495 million of aggregate principal amount of Tranche B term loans (the "Tranche B Term Loans"), (c) $300 million aggregate principal amount of Tranche C term loans (the "Tranche C Term Loans"), and (d) a commitment to provide a revolving credit facility of up to $550 million (the "Revolving Loans").

     In connection with the January 31, 2001 restatement of the Existing Credit Agreement, the lenders agreed to provide for $300 million aggregate principal amount of Tranche C Term Loans and agreed to increase the revolving credit facility by $125 million to $550 million.

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

     The senior bank loans bear interest, at our option, at either the ABR plus the Applicable Rate (the "ABR Loans") or the Eurodollar Rate plus the Applicable Rate (the "Eurodollar Loans"). The ABR is the highest of (i) the rate of interest publicly announced by The Chase Manhattan Bank as its prime rate in effect, (ii) the secondary market rate for three-month certificates of deposit plus 1%, and (iii) the federal funds effective rate from time to time plus 0.5%. The Eurodollar Rate is the rate for Eurodollar deposits for a period equal to one, two, three or six months appearing on Page 3750 of the Dow Jones Markets screen plus a statutory reserve rate as specified in the Restated Credit Agreement. The Applicable Rate means (a) in the case of the Tranche C Term Loans that are Eurodollar Loans, 2.50% per annum and in the case of the Tranche C Term Loans that are ABR Loans, 1.50% per annum, and (b) in the case of the other senior bank loans, the applicable per annum rate based upon the Consolidated Leverage Ratio as set forth in the pricing grid contained in the Restated Credit Agreement.

     The interest rates for the senior bank loans will vary based upon the pricing grid contained in the Restated Credit Agreement. Interest on the senior bank loans is payable on the last day of each March, June, September, and December in the case of ABR Loans and on the last day of the applicable interest period in the case of Eurodollar Loans, except in the case of Eurodollar Loans having an interest period in excess of three months, in which case, interest is payable on each successive date three months after the first day of such interest period.

TRANCHE A TERM LOANS, TRANCHE B TERM LOANS AND TRANCHE C TERM LOANS

     The Tranche A Term Loans, the Tranche B Term Loans and the Tranche C Term Loans are payable in quarterly installments. The Tranche A Term Loans, the Tranche B Term Loans and the Tranche C Term Loans are subject to mandatory prepayment upon the occurrence of certain events, such as certain asset sales and the incurrence of additional indebtedness (which will not include the LYONs), and are also subject to mandatory prepayment out of excess cash flow. We may voluntarily repay the Tranche A Terms Loans, the Tranche B Term Loans and the Tranche C Term Loans in whole or in part at any time without penalty or premium. We are not permitted to reborrow any amounts that we repay in respect of the Tranche A Term Loans, the Tranche B Term Loans or the Tranche C Term Loans. The Tranche A Term Loans mature on September 30, 2004. The Tranche B Term Loans mature on December 31, 2006. The Tranche C Term Loans mature on December 31, 2007.

REVOLVING LOANS

     The Revolving Loans may be borrowed, prepaid, and reborrowed from time to time. Letters of credit and swing line loans are also available under the revolving credit facility. On the date of the closing of the Restated Credit Agreement, the entirety of the Revolving Loans was available and no Revolving Loans were outstanding.

COVENANTS

     The Restated Credit Agreement contains negative covenants, subject to specified baskets, limiting our ability to, among other things:

     - incur debt, including senior unsecured indebtedness;

     - create liens;

     - declare or pay dividends;

     - make certain restricted payments (except that we are permitted to (A) to pay contingent interest or (B) redeem or repurchase the LYONs (a) for cash if we satisfy certain conditions, and (b) for our common stock without limitation;

     - declare or make distributions or stock repurchases;

     - make capital expenditures in excess of $140 million for any fiscal year;

     - make investments;

     - engage in transactions with affiliates;

     - sell assets;

     - engage in mergers or acquisitions;

     - enter into certain restrictive agreements; and

     - amend certain material documents (including any LYONs documents).

     The Restated Credit Agreement requires us to comply with certain financial tests and to maintain certain financial ratios relating to:

     - maximum consolidated leverage; and

     - minimum consolidated interest coverage.

     Failure to satisfy either of these financial covenants constitutes a default under the Restated Credit Agreement.

     The Restated Credit Agreement also includes customary:

     - representations and warranties;

     - affirmative covenants; and

     - events of default, including a cross-event of default to our other material indebtedness, an event of default upon the occurrence of a change in control of SPX and other provisions customary for this type of financing.

     Our obligations under the Restated Credit Agreement are guaranteed by substantially all of our wholly-owned domestic subsidiaries and are secured by a pledge of 100% of the stock of substantially all of our domestic subsidiaries and 66% of the stock of our foreign subsidiaries and a security interest in all of our assets and all of the assets of substantially all of our wholly-owned domestic subsidiaries.

                        DESCRIPTION OF OUR CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 100 million shares of common stock, par value $10.00 per share, and 3 million shares of preferred stock, without par value, issuable in series. On January 19, 2001, 31,137,637 shares of common stock were issued and outstanding and 500,000 shares have been designated as Series A Preferred Stock, of which none are issued or outstanding. Holders of our capital stock do not have preemptive rights.

     The holders of our common stock are entitled to have dividends declared in cash, property, or other securities out of any of our net profits or net assets legally available therefor as and when declared by our Board of Directors. In the event of the liquidation or dissolution of our business, the holders of common stock will be entitled to receive ratably the balance of net assets available for distribution after payment of any liquidation or distribution preference payable with respect to any then outstanding shares of our preferred stock. Each share of common stock is entitled to one vote with respect to matters brought before the stockholders, except for the election of any directors who may be elected by vote of any outstanding shares of preferred stock voting as a class.

     The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock. The Board is authorized to fix by resolution the designation of each series of preferred stock, and, with respect to each series, the stated value of the shares, the dividend rate and the dates and other provisions respecting the payment of dividends, the provisions, if any, for a sinking fund, the preferences of the shares in the event of the liquidation or dissolution, the provisions, if any, respecting the redemption of the
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

shares, subject to applicable law, the voting rights (except that such shares shall not have more than one vote per share), the terms, if any, upon which the shares would be convertible into or exchangeable for any other shares, and any other relative, participating, optional or other special rights, qualifications, limitations or restrictions. All shares of any series of preferred stock, as between themselves, rank equally and are identical; and all series of preferred stock, as between themselves, rank equally and are identical except as set forth in resolutions of the Board authorizing the issuance of a particular series.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The provisions of Delaware law, our Certificate of Incorporation and By-Laws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company, including takeover attempts that might result in a premium over the market price for the shares of common stock.

  Delaware Law

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a "business combination," which includes a merger or sale of 10% or more of the corporation's assets with any "interested stockholder," meaning a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of the stockholder, for three years following the date that the stockholder became an "interested stockholder" unless:

     - the transaction is approved by the board of directors prior to the date the interested stockholder attained that status;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its Certificate of Incorporation or By-Laws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

  Certificate of Incorporation and By-Law Provisions

     Our Certificate of Incorporation and By-Laws provide:

     - a staggered board of directors;

     - a prohibition on stockholder action through written consents;

     - a requirement that special meetings of stockholders be called only by our Chairman, President and Chief Executive Officer or our Board;

     - advance notice requirements for stockholder proposals and nominations;

     - limitations on the ability of stockholders to amend, alter or repeal the bylaws;

     - enhanced voting requirements for certain business combinations involving substantial stockholders;

     - the authority of our board of directors to issue, without stockholder approval, preferred stock with such terms as our board may determine; and

     - limitations on the ability of stockholders to remove directors.

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

  Limitations on Liability and Indemnification of Directors and Officers

     Our Certificate of Incorporation limits the liability of directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

     - under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; or

     - for any transaction from which the director derived an improper personal benefit.

     The Certificate of Incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe.

RIGHTS PLAN

     On June 25, 1996, our board of directors adopted a rights plan. Our rights plan, as amended is designed to make it more costly and thus more difficult to gain control of us without the consent of our board of directors. The description presented below is intended as a summary only and is qualified in its entirety by reference to the rights agreement, a form of which previously has been filed with the SEC and is incorporated by reference herein.

     Our rights plan provides that each of our shares of common stock will have the right to purchase from us one one-thousandth of a share of a new Series A Preferred Stock at a price of $200 per one-thousandth of a share, subject to customary anti-dilution protection adjustment.

     The rights are attached to all certificates representing outstanding shares of our common stock, and no separate right certificates have been distributed. The rights will separate from the shares of our common stock approximately 10 days after someone acquires beneficial ownership of 20% or more of the outstanding common stock, or commences a tender offer or exchange offer for 20% or more of the outstanding common stock.

     After rights separate from our common stock, certificates representing the rights will be mailed to record holders of our common stock. Once distributed, the separate right certificates alone will represent the rights.

     The rights are not exercisable until the date rights separate and will expire on June 25, 2006, unless extended or unless earlier redeemed or exchanged by us.

     The shares of Series A Preferred Stock purchasable upon exercise of the rights are non-redeemable. Each share of Series A Preferred Stock has a minimum preferential quarterly dividend payment of $5.00 per share and an amount equal to 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate amount per share equal to 1,000 times the aggregate payment per share made to holders of common stock.

     Each share of Series A Preferred Stock will have 1,000 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. The rights are protected by customary anti-dilution provisions.

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

     If, after any person or group becomes an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a right will have a right to receive upon exercise of a right the number of shares of common stock of the acquiring company, having a value equal to two times the exercise price of the right. If any person or group becomes an acquiring person, each holder of a right will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right. Following the occurrence of the events described above, rights beneficially owned by any acquiring person at the time of such transaction will be void and may not be exercised.

     At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of common stock, the Board may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges) per right, subject to adjustment.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of common stock, the Board may redeem the rights in whole, but not in part, at a price of $0.01 per right.

     The terms of the rights may generally be amended by the Board without the consent of the holders of the rights.

     Until a right is exercised, the holder will have no rights as a stockholder.

     The rights should not interfere with any merger or other business combination approved by the Board since the rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the common stock.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     This is a summary of certain United States federal income tax consequences relevant to holders of LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

     We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In particular, we do not address:

     - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

     - the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

     - persons who hold the LYONs whose functional currency is not the United States dollar;

     - any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

     - any federal, state, local or foreign tax consequences of owning or disposing of the common stock.

     Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own circumstances.

     A U.S. Holder is a beneficial owner of the LYONs who or which is:

     - a citizen or individual resident of the United States, as defined in
       Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

     - a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

     - an estate if its income is subject to United States federal income taxation regardless of its source; or

     - a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a holder of LYONs other than a U.S. Holder.

     No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LYONS AND THE COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE LYONS

     It is the opinion of special tax counsel to the company, Shearman & Sterling that the LYONs will be treated as indebtedness for United States federal income tax purposes and that the LYONs will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

ACCRUAL OF INTEREST ON THE LYONS

     Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the LYONs are required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders are required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

     The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

          (1) the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

          (2) divided by the number of days in the accrual period; and

          (3) multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

     A LYON's issue price is the first price at which a substantial amount of the LYONs is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the LYONs.

     Shearman & Sterling, special tax counsel to the company, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 9.625% compounded semiannually. The specific yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by the company. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by the company.

     The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature.

     The comparable yield and the schedule of projected payments is set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to: SPX Corporation, 700 Terrace Point Drive, Muskegon, MI 49440-3301, Attention: Investor Relations.

     For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

     THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE LYONS FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE LYONS.

     Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

ADJUSTMENTS TO INTEREST ACCRUALS ON THE LYONS

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

     If a U.S. Holder purchases LYONs at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYONs by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYONs pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisors regarding these allocations.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

     Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon the redemption of a LYON where we elect to pay in common stock, as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion or such a redemption will also result in taxable gain or loss to the U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the LYON. A U.S. Holder's adjusted tax basis in a LYON will generally be equal to the U.S. Holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments previously made on the LYONs to the U.S. Holder. Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     A U.S. Holder's tax basis in our common stock received upon a conversion of a LYON or upon a holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

CONSTRUCTIVE DIVIDENDS

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

     For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

TREATMENT OF NON-U.S. HOLDERS

     Payments of contingent interest made to Non-U.S. Holders will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on such payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its tax advisors as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on some other grounds.

     All other payments on the LYONs made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the LYONs (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;
(iii) such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; (iv) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and (v) our common stock continues to be actively traded within the meaning of section 871(b)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

     The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYONs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address.

     If a Non-U.S. Holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale or exchange of the LYONs in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the LYONs) on, and the proceeds of disposition or retirement of, the LYONs may be subject to information reporting and United States federal backup withholding tax at the rate of 31% if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's United States federal income tax liability.

TAX EVENT

     The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs -- Optional Conversion to Semiannual Coupon Notes Upon Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

                            SELLING SECURITYHOLDERS

     The LYONs were originally issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Initial Purchaser") in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the LYONs listed below and the common shares issued upon purchase by us, or conversion, of such LYONs. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

     We are filing this registration statement pursuant to a registration rights agreement that SPX has entered into with Merrill Lynch whereby SPX agreed, at its expense, for the benefit of the holders, to file a shelf registration statement covering resale of the LYONs and the shares of common stock issuable upon conversion of the LYONs within 90 days after February 6, 2001 and to cause the registration statement to become effective by 210 days after February 6, 2001. We are also generally required to keep the registration statement effective until February 6, 2003 subject to certain black-out periods upon certain corporate events.

     The table below sets forth the name of each selling securityholder, the principal amount at maturity of LYONs that each selling securityholder may offer pursuant to this prospectus and the number of common shares into which such LYONs are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

     We have prepared the table below based on information given to us by the selling securityholders on or prior to February 28, 2001. However, any or all of the LYONs or common shares listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common shares that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date as of which the information in the table is presented.

     Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the LYONs and common shares may rest with certain holders thereof not named in the table below and of whom we are unaware.

                                                  AGGREGATE PRINCIPAL
                                                       AMOUNT AT                        NUMBER OF     PERCENTAGE OF
                                                      MATURITY OF       PERCENTAGE    COMMON SHARES       COMMON
                                                      LYONS THAT         OF LYONS       THAT MAY          SHARES
NAME                                                  MAY BE SOLD       OUTSTANDING    BE SOLD(1)     OUTSTANDING(2)
----                                              -------------------   -----------   -------------   --------------
Peoples Benefit Life Insurance Company
  Teamsters.....................................     $ 12,000,000            1.2           57,739             *
Teachers Insurance and Annuity Association......     $ 10,000,000            1.0           48,116             *
Royal Bank of Canada............................     $  7,000,000              *           33,681             *
Bear, Stearns & Co. Inc. .......................     $  6,250,000              *           30,072             *
White River Securities L.L.C. ..................     $  6,250,000              *           30,072             *
People Benefit Life Insurance Company...........     $  6,000,000              *           28,869             *
St. Albans Partners Ltd. .......................     $  5,000,000              *           24,058             *
Liberty View Funds L.P. ........................     $  4,550,000              *           21,892             *
BankAmerica Pension Plan........................     $  4,000,000              *           19,246             *
General Motors Welfare Benefit Trust (St.
  Veba).........................................     $  3,000,000              *           14,434             *
Retail Clerks Pension Trust #2..................     $  2,000,000              *            9,623             *
Jersey (IMA) LTD................................     $  1,950,000              *            9,382             *
All other holders of LYONs or future
  transferees, pledges, donees, assignees or
  successors of any such holders(3)(4)..........     $926,750,000           97.8%       4,459,155          12.7%
                                                     ------------          -----        ---------          ----
    Total.......................................      994,750,000          100.0%       4,786,339          12.7%

---------------
 *  Less than one percent (1%).

(1) Assumes conversion of all of the holder's LYONs at a conversion rate of
    4.8116 common shares per $1,000 principal amount at maturity of the LYONs. This conversion rate is subject to adjustment, however, as described under "Description of the LYONs -- Conversion Rights." As a result, the number of common shares issuable upon conversion of the LYONs may increase or decrease in the future. Does not include common shares that may be issued by us upon purchase of LYONs by us at the option of the holder.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 31,137,637 common shares outstanding as of January 19, 2001. In calculating this amount for each holder, we treated as outstanding the number of common shares issuable upon conversion of all of that holder's LYONs, but we did not assume conversion of any other holder's LYONs. Does not include common shares that may be issued by us upon purchase of LYONs by us at the option of the holder.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of LYONs, or any future pledgees, donees, assignees, transferees or successors of or from any such other holders of LYONs, do not beneficially own any common shares other than the common shares issuable upon conversion of the LYONs at the initial conversion rate.

                              PLAN OF DISTRIBUTION

     We are registering the LYONs and common shares covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the LYONs and the common shares covered by this prospectus.

     We will not receive any of the proceeds from the offering of LYONs or the common shares by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONs and common shares beneficially owned by them and offered hereby from time to time:

     - directly; or

     - through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the LYONs and common shares for whom they may act as agent.

     The LYONs and the common shares may be sold from time to time in one or more transactions at:

     - fixed prices, which may be changed;

     - prevailing market prices at the time of sale;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the LYONs or common shares offered by them hereby will be the purchase price of the LYONs or common shares less discounts and commissions, if any.

     The sales described in the preceding paragraph may be effected in transactions:

     - on any national securities exchange or quotation service on which the LYONs and common shares may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common shares;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     - through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the LYONs and the common shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the common shares in the course of hedging their positions. The selling securityholders may also sell the LYONs and common shares short and deliver LYONs and the common shares to close out short positions, or loan or pledge LYONs and the common shares to broker-dealers that in turn may sell the LYONs and the common shares.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the common shares by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the LYONs and the common shares offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the LYONs and the common shares by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The outstanding common shares are listed for trading on the New York Stock Exchange and the Pacific Stock Exchange.

     The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the common shares may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

     The LYONs were issued and sold in February 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify the Initial Purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, the Initial Purchaser and each other selling securityholder against specified liabilities arising under the Securities Act.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying common shares by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common shares to engage in market-making activities with respect to the particular LYONs and the underlying common shares being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the LYONs and the underlying common shares and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying common shares.

     We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

     - the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered thereunder;

     - the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision; and

     - sale to the public under Rule 144 of all the securities registered thereunder.

     Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of LYONs and common shares pursuant to the registration statement to which this prospectus relates.

     The LYONs offered are a new issue of securities for us with no established trading market. We have been advised by Merrill Lynch that it intends to make a market in the LYONs but Merrill Lynch is not obligated to do so and may discontinue market making at any time and without notice. No assurance can be given as to the liquidity of the trading market for the LYONs.

                                 LEGAL MATTERS

     Certain legal matters regarding the LYONs and shares of common stock issuable upon conversion of the LYONs will be passed upon for SPX by Fried, Frank, Harris, Shriver & Jacobson, New York, New York, a partnership including professional corporations, and by Shearman & Sterling, New York, New York, special tax counsel for SPX.

                                    EXPERTS

     The consolidated financial statements of SPX Corporation as of and for the years ended December 31, 1999 and 1998 have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements of General Signal Corporation as of and for the year ended December 31, 1997 were audited by Ernst & Young LLP, independent public accountants. The consolidated financial statements of EGS Electrical Group LLC (and subsidiaries) as of and for the year ended September 30, 1999 were audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements of EGS Electrical Group LLC (and subsidiaries) as of and for the year ended September 30, 1998 were audited by KPMG LLP, independent public accountants. These consolidated financial statements, included in SPX's Annual Report on Form 10-K filed on March 17, 2000, are incorporated by reference herein and in the registration statement in reliance upon the reports of the above mentioned independent public accountants, given upon the authority of said firms as experts in accounting and auditing.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     SPX is paying all of the selling securityholders' expenses related to this offering, except the selling securityholders will pay any applicable broker's commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by SPX in connection with this Registration Statement and the distribution of the LYONs and common shares registered hereby. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee........................................  $138,440
Printing expenses...........................................    25,000
Legal fees and expenses.....................................    40,000
Accounting fees and expenses................................    25,000
Miscellaneous expenses......................................    11,560
                                                              --------
Total.......................................................  $240,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suite or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards to those set forth above, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determined that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     As permitted by Section 102(b)(7) of the DGCL, the Company's Certificate of Incorporation provides that a director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for: (i) any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) engaging in any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation requires that directors and officers be indemnified to the maximum extent permitted by Delaware law.

     The Company has a policy of directors' liability insurance which insures the directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  3.1     Restated Certificate of Incorporation, as amended, dated
          June 12, 1998 (incorporated by reference to Exhibit 3(iv) to the Registrant's Quarterly Report on Form 10-Q for the
          quarter ended June 30, 1998
  3.2     By-Laws as amended through October 25, 1995, (incorporated by reference to Exhibit 3(iii) to the Registrant's Quarterly
          Report on Form 10-Q for the quarter ended September 30,
          1995)
  4.1     Indenture between SPX and The Chase Manhattan Bank, dated as of February 6, 2001.
  4.2     Form of Liquid Yield Option(TM) Note due 2021 (Zero
          Coupon -- Senior) (included in Exhibit 4.1)
  4.3     Registration Rights Agreement dated as of February 6, 2001, by and between SPX Corporation and Merrill Lynch & Co.,
          Merrill Lynch, Pierce, Fenner & Smith Incorporated.
  5.1     Opinion of Fried, Frank, Harris, Shriver & Jacobson
  8.1     Opinion of Shearman & Sterling as to certain U.S. federal
          income tax matters
 10.1     Amended and Restated Credit Agreement dated as of January
          31, 2001 among SPX, the lenders party thereto, Bank One, NA as documentation agent, and the Chase Manhattan Bank, as
          administrative agent.
 12.1     Computation of Ratio of Earnings to Fixed Charges
 23.1     Consent of Arthur Andersen LLP
 23.2     Consent of Ernst & Young LLP
 23.3     Consent of KPMG LLP
 23.4     Consent of Fried, Frank, Harris, Shriver & Jacobson
          (included in Exhibit 5.1)
 23.5     Consent of Shearman & Sterling (included in Exhibit 8.1)
 24.1     Power of Attorney (included on signature pages of this
          Registration Statement)
 25.1     Form of T-1 Statement of Eligibility of the Trustee under
          the Indenture

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muskegon, State of Michigan, on the 28th day of February, 2001.

                                          SPX CORPORATION

                                          /s/     PATRICK J. O'LEARY
                                          --------------------------------------
                                                    Patrick J. O'Leary
                                            Vice President Finance, Treasurer
                                               and Chief Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints Patrick O'Leary, Charles Bowman and Christopher Kearney, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on February 28, 2001 in the capacities indicated below.

                     SIGNATURE                                              TITLE
                     ---------                                              -----
               /s/ JOHN B. BLYSTONE                    Chairman, President and Chief Executive Officer
---------------------------------------------------      (Principal Executive Officer)
                 John B. Blystone

              /s/ PATRICK J. O'LEARY                   Vice President Finance, Treasurer and Chief
---------------------------------------------------      Financial Officer (Principal Financial and
                Patrick J. O'Leary                       Accounting Officer)

                                                       Director
---------------------------------------------------
                J. Kermit Campbell

                /s/ SARAH R. COFFIN                    Director
---------------------------------------------------
                  Sarah R. Coffin

                /s/ FRANK A EHMANN                     Director
---------------------------------------------------
                  Frank A. Ehmann

              /s/ EMERSON U. FULLWOOD                  Director
---------------------------------------------------
                Emerson U. Fullwood

             /s/ CHARLES E. JOHNSON II                 Director
---------------------------------------------------
               Charles E. Johnson II

               /s/ DAVID P. WILLIAMS                   Director
---------------------------------------------------
                 David P. Williams

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  3.1     Restated Certificate of Incorporation, as amended, dated
          June 12, 1998 (incorporated by reference to Exhibit 3(iv) to the Registrant's Quarterly Report on Form 10-Q for the
          quarter ended June 30, 1998
  3.2     By-Laws as amended through October 25, 1995, (incorporated by reference to Exhibit 3(iii) to the Registrant's Quarterly
          Report on Form 10-Q for the quarter ended September 30,
          1995)
  4.1     Indenture between SPX and The Chase Manhattan Bank, dated as of February 6, 2001.
  4.2     Form of Liquid Yield Option(TM) Note due 2021 (Zero
          Coupon -- Senior) (included in Exhibit 4.1)
  4.3     Registration Rights Agreement dated as of February 6, 2001, by and between SPX Corporation and Merrill Lynch & Co.,
          Merrill Lynch, Pierce, Fenner & Smith Incorporated.
  5.1     Opinion of Fried, Frank, Harris, Shriver & Jacobson
  8.1     Opinion of Shearman & Sterling as to certain U.S. federal
          income tax matters
 10.1     Amended and Restated Credit Agreement dated as of January
          31, 2001 among SPX, the lenders party thereto, Bank One, NA as documentation agent, and the Chase Manhattan Bank, as
          administrative agent.
 12.1     Computation of Ratio of Earnings to Fixed Charges
 23.1     Consent of Arthur Andersen LLP
 23.2     Consent of Ernst & Young LLP
 23.3     Consent of KPMG LLP
 23.4     Consent of Fried, Frank, Harris, Shriver & Jacobson
          (included in Exhibit 5.1)
 23.5     Consent of Shearman & Sterling (included in Exhibit 8.1)
 24.1     Power of Attorney (included on signature pages of this
          Registration Statement)
 25.1     Form of T-1 Statement of Eligibility of the Trustee under
          the Indenture